Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

COOKE INC.,

ALPHA MERGERSUB, INC.

and

OMEGA PROTEIN CORPORATION

Dated as of October 5, 2017

TABLE OF CONTENTS

i

TABLE OF CONTENTS

Exhibit A – Form of Amended and Restated Certificate of Incorporation of Surviving Corporation

Exhibit B – Form of Option Surrender Agreement

Exhibit C – Form of Letter of Transmittal

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 5, 2017 (this “Agreement”), is entered into by and among Cooke Inc., a corporation duly incorporated under the laws of the Province of New Brunswick, Canada (“Parent”), Alpha MergerSub, Inc., a Nevada corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Omega Protein Corporation, a Nevada corporation (the “Company”).

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Merger Sub shall be merged with and into the Company with the Company surviving that merger (the “Merger”), in accordance with the Nevada Revised Statute (the “NRS”), pursuant to which each issued and outstanding share of Company Common Stock shall be converted into the right to receive an amount equal to the Merger Consideration;

WHEREAS, the board of directors of the Company (the “Company Board”) has, on the terms and subject to the conditions set forth herein, adopted, approved and declared advisable this Agreement, the Merger and the other Transactions, and resolved to recommend that the Company’s stockholders approve this Agreement and the Merger;

WHEREAS, the respective boards of directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, unanimously approved this Agreement and the Transactions, including the Merger;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties to this Agreement agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01     Definitions.

(a)     As used herein, the following terms have the following meanings:

“Acquisition Proposal” means any proposal of (i) a transaction pursuant to which any Person (or group of Persons) (other than Parent or its Affiliates), directly or indirectly, acquires or would acquire more than 15% of the outstanding shares of the Company or outstanding voting power, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation, other business combination, recapitalization or similar transaction of involving the Company or any of the Company Subsidiaries (other than the Merger), or (iii) any transaction pursuant to which any person (or group of Persons) (other than Parent or its affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of Company Subsidiaries and securities of the entity surviving any merger or business combination including any of the Company Subsidiaries) of the Company or any of the Company Subsidiaries representing more than 15% of the fair market value of all the assets or that generated more than 15% of the net revenues or net income of the Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction; provided, however, the sale or disposition of all or any of Bioriginal Food & Science Corp., a Saskatchewan (Canada) corporation and subsidiary of the Company, Cyvex Nutrition, Inc., a California corporation and subsidiary of the Company, or Wisconsin Specialty Protein, LLC., a Wisconsin limited liability company and subsidiary of the Company shall not constitute, or form a part of, an Acquisition Proposal.

“Affiliate” has the same meaning as set forth in Rule 12b-2 promulgated under the Exchange Act.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority (including, without limitation, the United States Patent and Trademark Office) that is legally binding upon and applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which the SEC or commercial banks in New York, New York or in the State of Nevada are authorized or required by Applicable Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2017.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its consolidated Subsidiaries as of June 30, 2017 and the notes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means June 30, 2017.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof provided by the Company to Parent and Merger Sub.

“Company Material Adverse Effect” shall mean any occurrences, conditions, changes, events, developments or effects that are materially adverse to the business, assets, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries taken as a whole, except that none of the following, and no change, event or effect resulting or arising from any of the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (A) changes in the financial market, or credit market, or in general economic, regulatory or political conditions; (B) acts of terrorism, the initiation or escalation of any military action or operation, the declaration by the United States or any foreign country of a national emergency or war; (C) changes in or events or conditions relating to the general economy of any nation or region in which the Company operates or generally affecting the industries in which the Company operates; (D) any change of Applicable Law after the date hereof (including any changes or adjustments in regional or sub-regional quotas or sub-quotas) or changes to GAAP or interpretations thereof after the date hereof; (E) the announcement, pendency or consummation of the Transactions or any actions required to be taken in accordance with this Agreement (which for the sake of clarity shall not include actions permitted by Section 4.01 unless they are otherwise required by Parent or Merger Sub) or the consummation of the Transactions (including (i) the filing, defense, or settlement of any Proceeding relating to the Transactions, including those made or brought by any Company Stockholders on their own behalf or on behalf of the Company or (ii) any loss or change in relationship with any employee, customer, supplier, vendor or business partner of the Company or any other disruption to the business of the Company, in each case, resulting from or related to the announcement, pendency or consummation of the Transactions); (F) any failure of the Company to meet any published estimates, projections or other expectations of the Company’s revenues, earnings, cash flows or other operating results for any period, or any failure of the Company to meet its internal budgets, plans, forecasts or estimates of its revenues, earnings, cash flows, fish catch or yields, or other operating results for any period; (G) fluctuations in currency exchange rates; (H) the failure to take action as a result of any restrictions or prohibitions set forth in Section 4.01 with respect to which Parent has refused, following the Company’s written request, to provide a waiver in a timely manner or at all; (I) changes in the price or trading volume of the Company Common Stock; (J) the claims made as of the date hereof in the proceedings described in rows 21 through 25 of Schedule 3.01(l) and (K) the occurrence of any weather event or natural disaster except in the event, and only to the extent, of any damage or destruction to or loss of the Company’s physical properties and of any resulting loss in earnings or income as a result of such damage or destruction; provided, however, that nothing herein shall prevent a determination that any underlying causes of changes referenced in clauses (F) or (I) resulted in a Company Material Adverse Effect; provided, further, any change, event, and effect referred to in clauses (A), (B), (C) or (D) shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such change, event or effect has a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared to other participants in the industries or geographic regions in which Company and the Company Subsidiaries conduct their business.

“Company SEC Documents” means all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished to the SEC by the Company (together with any exhibits and schedules thereto and other information incorporated therein) since March 1, 2016.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of April 21, 2017, between Parent and the Company.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment or other instrument, obligation, arrangement or understanding of any kind.

“DNB Credit Facility” means that certain Loan Agreement by and between Cooke Inc. as borrower, the guarantors identified on the signature pages thereof as guarantors, and DNB Capital LLC, as lender, dated as of October 5, 2017, for a loan in the principal amount of up to $200,000,000.

“Encumbrance” means any mortgage, deed of trust, lien, pledge, charge, security interest, encumbrance, right of first refusal, defects in title or other burden or adverse claim of any kind.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, would at any relevant time be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FAA Assets” means those assets described on Schedule 1.01.

“Financing Facility” or “Financing Facilities” means the debt financing incurred or intended to be incurred pursuant to the DNB Credit Facility and the Debt Commitment Letters, including the offering or private placement of debt securities or borrowing of loans contemplated by the Commitment Letters and any related engagement letter providing for borrowings sufficient to provide the aggregate Merger Consideration and Option Consideration required under this Agreement.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any federal, state, local, municipal, provincial, foreign government, court, regulatory or administrative agency, commission, authority, department, tribunal, judicial body, or other governmental instrumentality.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, (a) any liability of that Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith): (i) for borrowed money, (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities, (iii) for the deferred purchase price of property or services, except trade accounts payable and other accrued current liabilities arising in the ordinary course of business, (iv) under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP and (v) arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (b) any guarantee by that Person of any indebtedness of others described in the preceding clause (a); (c) the maximum liabilities of such Person under any “Off Balance Sheet Arrangement” (as such term is defined in Item 303(a)(4)(ii) of Regulation S-K, promulgated under the Securities Act; and (d) all liabilities to reimburse any bank or other Person for amounts paid under a letter of credit, surety bond, or bankers’ acceptance.

“Intellectual Property” means any or all of the following and all rights in: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, reexaminations, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable), rights in trade secrets, know how, business methods, technical data and customer lists, tangible or intangible proprietary information; (iii) rights in all software, computer programs, operating systems, applications, mobile applications, firmware and modules (in both source code and object code form) (collectively, “Software”), and all data and databases and all documentation associated therewith, (iv) all rights in works of authorship, copyrights, mask works and database compilation, copyrights registrations and applications therefor throughout the world; (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) all trade names, logos, slogans, trade dress, corporate names and other indicia of source, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world and all goodwill associated therewith; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world (to the extent such rights may be transferred or waived under Applicable Law); and (viii) all rights in Web addresses, sites and domain names and numbers and any registrations therefor; and (ix) any rights therein to any of the foregoing not otherwise set forth in this definition.

“IRS” means the United States Internal Revenue Service.

“knowledge” of any Person that is not an individual means the actual knowledge of such Person’s executive officers after due inquiry of their direct reports; provided, however, that “knowledge” of the Company means the actual knowledge of the individuals listed in Schedule 1.01(a) of the Company Disclosure Schedule after due inquiry of their direct reports.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Company Subsidiary holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder.

“MARAD” means the United States Maritime Administration.

“MARAD Approval” means a letter ruling from the Citizenship Approval Officer of MARAD, issued pursuant to a request attaching each of (a) the organizational documents for each of the MARAD Subsidiary and VesselCo Holdings, (b) the Fish Supply Agreement, by and among the MARAD Subsidiary and OPI, in substantially the form attached to the MARAD Sale Agreement and (c) the Stockholder Agreement, by and among Seth Dunlop, VesselCo Holdings and an affiliate of Parent, in substantially the form attached to the MARAD Sale Agreement, in each case in accordance with 46 C.F.R. Subpart 356.15(d), which letter ruling contains a determination by MARAD that, after giving effect to the transactions contemplated by the MARAD Sale Agreement, the MARAD Subsidiary will continue to qualify as a U.S. Citizen that is eligible to document its vessels with a fishery endorsement, which approval may be conditional and subject to submittal of and final review of all executed documents by MARAD following the Closing.

“Marketing Period” means a period of fifteen (15) consecutive Business Days following the date of this Agreement commencing upon receipt by the Lead Arranger (as defined in the Debt Commitment Letter) of the Required Information, provided that (a) none of November 22, 2017, November 23, 2017 and November 24, 2017 shall constitute a Business Day (provided that, for the avoidance of doubt, such exclusion shall not restart such period) and (b) if the Marketing Period has not been completed on or prior to December 20, 2017, the Marketing Period shall commence no earlier than January 3, 2018.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means (a) any Software that requires as a condition of use, modification or distribution of such Software that such Software or other Software incorporated into, linked with, derived from, based upon or distributed with such Software: (i) be disclosed, licensed or distributed by the licensee to the licensor or any other third party recipients in source code form, (ii) be licensed by the licensee to the licensor or any other third party recipients for the purpose of making derivative works, and/or (iii) be redistributable by licensee to the licensor or any other third party recipients at no charge, and (b) without limiting the foregoing, Software licensed or distributed under any of the following licenses or distribution models: GNU General Public License (“GPL”), Lesser/Library General Public License, Eclipse Public License, Common Public License, Mozilla Public License, Apache Software License, BSD License, and Affero GPL.

“OSS Modifications” means any modifications or derivatives of Open Source Software made by or on behalf of the Company or its Subsidiaries.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization.

“Registered IP” means all United States, international and foreign: (a) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof; (b) registered trademarks, registered service marks, applications to register trademarks, applications to register service marks and intent-to-use applications for trademarks or service marks; (c) registered copyrights and applications for copyright registration; and (d) domain name registrations and Internet number assignments.

“Representative(s)” means the respective party’s directors, officers, employees, investment bankers, attorneys, accountants, advisors and representatives.

“Required Information” means such financial statements, pro forma financial information, financial data, audit reports, and other information of the type and form required by Regulation S-X and Regulation S-K under the Securities Act if the Debt Financing were a registered public offering by the Company alone of its securities on Form S-1 (or any successor forms thereto) under the Securities Act.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental taxes under Code Section 59A, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax or similar governmental charge or assessment of any kind whatsoever, whether disputed or not, including any interest, penalties, or additions to tax thereto.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated Tax or information return or report) filed or required to be filed with any Taxing Authority.

“Taxing Authority” means any governmental authority (domestic or foreign) responsible for the imposition or collection of any Tax.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates.

“Treasury Regulations” means the Tax regulations issued by the IRS.

“Willful Breach” means a material breach that is a consequence of an action undertaken or failure to take an action by the breaching party with the actual or constructive (that which a reasonable person should know) knowledge that the taking of such action or such failure to act would constitute or be reasonably likely to result in a breach of this Agreement.

(b)     Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Acceptable Confidentiality Agreement	4.03(g)(i)
Adverse Recommendation Change	4.03(d)
Agreement	Preamble
Alternative Financing	5.04(b)
Articles of Merger	2.01
Book-Entry Shares	2.10(b)(i)
Certificates	2.10(b)(i)
Closing	2.02
Closing Date	2.02
Company	Preamble
Company Articles	3.01(b)(iii)
Company Board	Preamble
Company Bylaws	3.01(b)(iii)
Company Common Stock	2.06(b)(i)
Company Controlled PII	3.01(n)(vi)
Company Employee Benefit Plan	3.01(p)(i)
Company Group	9.14
Company IP	3.01(n)(i)
Company Organizational Documents	3.01(b)(iii)
Company Owned IP	3.01(n)(ii)
Company Pension Plan	3.01(p)(ii)
Company Preferred Stock	3.01(e)(i)
Company Proxy Statement	3.01(w)(i)
Company Registered IP	3.01(n)(iii)
Company Securities	3.01(e)(i)
Company Stockholders	3.01(w)(i)
Company Stockholder Approval	3.01(b)(i)
Company Stockholder Meeting	4.02
Company Stock Option	2.08
Company Stock Plans	2.08
Company Subsidiary or Company Subsidiaries	3.01(a)
Company Subsidiary Securities	3.01(f)
Company Termination Fee	9.04(b)(iv)
Company Terminable Breach	8.01(c)(ii)
Compliance Plan	6.01(a)
Continuing Employee	5.03(a)
Debt Commitment Letter	3.02(f)
Debt Financing	3.02(f)(i)(B)
Debt Letters	3.02(f)(i)(C)
Designated Percentage	5.03(d)
Effective Time	2.01
Employee Plan	3.01(p)(i)
Environmental Laws	3.01(s)(i)
Financing Source	3.02(f)(i)
Foreign Antitrust Law	3.01(c)
GPL	1.01
Hazardous Materials	3.01(s)
Indemnified Person	5.02(a)
Internal Control	3.01(g)(v)
Inquiry	4.03(b)
Insurance Policies	3.01(r)
Intervening Event	4.03(g)(ii)
Intervening Event Notice	4.03(e)
Intervening Event Notice Period	4.03(e)
Judgments and Probation Conditions	6.08(a)
Leased Real Estate	3.01(m)(v)(A)

Letter of Transmittal	2.10(b)(i)
Losses	5.02(a)
Major Customer	3.01(u)
MARAD Assets	4.05
MARAD Sale Agreement	4.05
MARAD Subsidiary	4.05
Material Contract	3.01(t)(i)
Maximum Tail Premium	5.02(c)
Merger	Preamble
Merger Consideration	2.06(b)(i)
Merger Sub	Preamble
Multiemployer Plan	3.01(p)(iii)
NRS	Preamble
OPI	6.08(a)
Option Consideration	2.08
Option Surrender Agreement	2.08
Outside Date	8.01(b)(i)
Owned Real Estate	3.01(m)(v)(B)
Parent	Preamble
Parent Disclosure Schedules	3.02
Parent Material Adverse Effect	3.02(a)
Parent Subsidiary or Parent Subsidiaries	3.02(b)(ii)
Parent Terminable Breach	8.01(d)(ii)
Paying Agent	2.10(a)
Payment Fund	2.10(a)
PBGC	3.01(p)(ix)
Permitted Encumbrances	3.01(m)(v)(C)
Premerger Notification	6.01(b)
Premerger Notification Rules	6.01(b)
PII	3.01(n)(vi)
Proceeding	3.01(l)
Real Estate	3.01(m)(v)(D)
Regulatory Termination Fee	9.04(b)(iv)
Regulatory Transfer Costs	4.05
Release	3.01(s)
Restricted Company Common Stock	2.09
Software	1.01
Superior Proposal	4.03(g)(iii)
Superior Proposal Notice	4.03(d)(i)
Superior Proposal Notice Period	4.03(d)(ii)
Surviving Corporation	2.03
Takeover Statute	3.01(z)
Three Year SEC Documents	3.01(g)(i)
Transactions	2.07
VesselCo Holdings	4.05

Section 1.02     Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless expressly so limited. The headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Annex, Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall.” Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if.” The word “or” shall not be exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Unless otherwise specified, references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law shall be deemed also to include any Applicable Law (and, in the case of statutes, includes any rules and regulations promulgated under such statute) and references to any section of any law include any successor to such section, unless otherwise specifically indicated. When calculating the period of time before which, within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. The phrases “provided,” “delivered” or “made available,” when used herein, mean that the information or materials referred to have been physically or electronically delivered to the applicable parties (including information or materials that have been posted to an on-line “virtual data room” established by or on behalf of one of the parties or documents or other information available in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC) in each case, on or prior to two (2) Business Days prior to the date hereof. Unless the context otherwise requires, all references to days means calendar days. Unless otherwise specifically indicated, any reference herein to “dollar(s)” or “$” means U.S. dollars.

ARTICLE 2
THE MERGER

Section 2.01     The Merger; Effective Time of the Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with provisions of the NRS. As soon as practicable after the Closing Date, articles of merger prepared and executed in accordance with the relevant provisions of the NRS (the “Articles of Merger”) shall be filed with the Office of the Secretary of State of the State of Nevada. The Merger shall become effective upon the filing of the Articles of Merger with the Office of the Secretary of State of the State of Nevada, or at such later time as shall be agreed upon by Parent and the Company and specified in the Articles of Merger (the date and the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

Section 2.02     Closing. The consummation of the Merger (the “Closing”) shall take place at 10:00 a.m., Chicago, Illinois time, on a date to be specified by the parties, which shall be no later than the third (3rd) Business Day after satisfaction (or waiver in accordance with this Agreement) of the last to occur of the conditions set forth in Article 7 (other than any such conditions which by their nature can only be satisfied at Closing, which shall be required to be so satisfied or (to the extent permitted by Applicable Law) waived at such time), at the offices of Kelley Drye & Warren in Chicago, Illinois, unless another time, date or place is agreed to in writing by the parties (such date on which the Closing occurs, the “Closing Date”); provided, however, that if the Marketing Period has not ended at least two (2) Business Days prior to the date on which the Closing would otherwise occur, the Closing shall instead occur on the earliest of (a) a date specified by Parent during the Marketing Period that is a Business Day on no fewer than two (2) Business Days’ notice of such date from Parent to the Company, (b) the date that is the second Business Day immediately following the last day of the Marketing Period and (c) the date that is the second Business Day prior to the Outside Date, in each case subject to the satisfaction or waiver of each of the conditions set forth in Article 7 hereof (other than any such conditions which by their nature can only be satisfied at Closing, which shall be required to be so satisfied or (to the extent permitted by Applicable Law) waived at such time). In lieu of a physical closing, the parties agree that all requisite closing documents may be exchanged electronically at the Closing, and that documents so exchanged shall be binding for all purposes.

Section 2.03     Effect of the Merger. At the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Nevada as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”). The effect of the Merger shall be as provided in this Agreement and the applicable provisions of the NRS.

Section 2.04     Articles of Incorporation and Bylaws. Immediately following the Effective Time, the Company Articles (as amended prior to the Effective Time) shall be amended to read in its entirety as set forth in Exhibit A hereto and, as so amended, shall be the articles of incorporation of the Surviving Corporation until amended in accordance with Applicable Law. The Company Bylaws shall be amended at the Effective Time to read in their entirety as the bylaws of Merger Sub in effect immediately prior to the Effective Time and as so amended shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 2.05     Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Merger Sub at the Effective Time shall be the officers of the Surviving Corporation.

Section 2.06     Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party or the holder of any of their securities:

(a)     Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall be converted into and shall represent one share of common stock, par value $0.01 per share, of the Surviving Corporation, so that, after the Effective Time, Parent shall be the holder directly or indirectly of all of the issued and outstanding shares of the Surviving Corporation’s common stock.

(b)       Capital Stock of the Company.

(i)     Subject to the other provisions of this Article 2, each share of common stock of the Company, par value $0.01 per share, including the Restricted Company Common Stock, as defined in Section 2.09 (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock to be canceled without payment of any consideration therefor pursuant to Section 2.06(b)(ii)) shall be converted into the right to receive $22.00 in cash, without interest (the “Merger Consideration”). All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall be canceled and cease to exist. Each holder of a Certificate or evidence of Book-Entry Shares representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon the surrender of such Certificates in accordance with Section 2.10.

(ii)     Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and cease to exist as of the Effective Time without any consideration being exchanged therefor and no payment or distribution shall be made with respect thereto.

(c)      Impact of Stock Splits, etc. In the event of any change in the Company Common Stock between the date of this Agreement and the Effective Time by reason of any stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or similar transaction, the Merger Consideration to be paid for each share of Company Common Stock as provided in this Agreement and the consideration as described in Section 2.08 to be paid for each Company Stock Option shall be equitably adjusted for such change.

Section 2.07     Appraisal Rights. Pursuant to NRS 92A.390, no Company Stockholder shall have, or be entitled to assert, dissenter’s rights or any other rights of appraisal as a result of or in connection with this Agreement and the transactions, including the Merger, contemplated by this Agreement (the “Transactions”).

Section 2.08     Treatment of Company Stock Options. Each of Parent and the Company agrees that it will take such actions as are reasonably necessary to cause at the Effective Time each option for the purchase of Company Common Stock (“Company Stock Option”) then outstanding, whether or not exercisable, under the Company’s 2006 Incentive Plan or the Company’s 2015 Long-Term Incentive Plan (together, the “Company Stock Plans”), to become fully exercisable (if not then fully exercisable), and such Company Stock Options shall thereafter represent only the right to receive, upon delivery of an option surrender agreement in the form attached hereto as Exhibit B (the “Option Surrender Agreement”), for each share of Company Common Stock subject to such Company Stock Option, an amount in cash equal to the difference between the Merger Consideration payable in respect of a share of Company Common Stock and the per share exercise price of such Company Stock Option to the extent such difference is a positive number (such amount in cash as described above being hereinafter referred to as the “Option Consideration”), less applicable Tax withholding. Parent and Merger Sub acknowledge and agree that the actions described in the preceding sentence shall occur at the Effective Time without any action on the part of Merger Sub, Parent or any of their respective stockholders. Not later than the Effective Time, Parent shall provide, or cause to be provided, to the Company or the Surviving Corporation, as applicable, all funds necessary to fulfill the obligations under this Section 2.08.

Section 2.09     Treatment of Restricted Company Common Stock. Immediately prior to the Effective Time, the restrictions applicable to each share of restricted Company Common Stock (“Restricted Company Common Stock”) issued pursuant to the Company Stock Plan shall immediately lapse, and, at the Effective Time, each share of such Restricted Company Common Stock shall be converted into the right to receive, the Merger Consideration in accordance with the terms hereof, subject to applicable Tax withholding. Parent shall cause the Surviving Corporation to pay through the Surviving Corporation’s payroll the Merger Consideration for the Restricted Company Common Stock in accordance with Section 2.10(b)(ii), and the Company shall cooperate with Parent prior to the Effective Time to arrange for such payment at such time through payroll. Not later than the Effective Time, Parent shall provide, or cause to be provided, to the Company or the Surviving Corporation, as applicable, all funds necessary to fulfill the obligation under this Section 2.09 with respect to shares of Restricted Company Common Stock.

Section 2.10     Payment for Securities.

(a)     Paying Agent; Payment Fund. Prior to the Effective Time, Merger Sub shall enter into an agreement with the Company’s transfer agent (or another entity reasonably acceptable to the Company) to act as agent for the holders of Company Common Stock (but not holders of the Restricted Company Common Stock or the Company Stock Options) in connection with the Merger (the “Paying Agent”) and to receive the Merger Consideration to which such holders shall become entitled pursuant to this Article 2. On the Closing Date and prior to the filing of the Articles of Merger, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of shares of Company Common Stock (but not Restricted Company Common Stock or Company Stock Options), for payment in accordance with this Article 2 through the Paying Agent, cash in an amount sufficient to permit payment of the aggregate Merger Consideration payable pursuant to Section 2.06 (the “Payment Fund”). The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration payable with respect to Company Common Stock (but not with respect to the Restricted Company Common Stock or the Company Stock Options) pursuant to Section 2.06 out of the Payment Fund. The Payment Fund shall be invested by the Paying Agent as directed by Merger Sub; provided, however, that such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock under Section 2.06, Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Paying Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for payment thereof. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of shares for the Merger Consideration and the surrender of Company Stock Options for the Option Consideration. Any interest or other income resulting from investment of the Payment Fund shall become part of the Payment Fund.

(b)         Payment Procedures.

(i)     As soon as practicable after the Effective Time, and in any event within three (3) Business Days following the Effective Time, (A) Parent shall cause the Paying Agent to deliver to each record holder, as of the Effective Time, of  an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or  shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent or the Surviving Corporation, as applicable, or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, (which shall be substantially in the form of Exhibit C) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration set forth in Section 2.06(b)(i) and (B) the Surviving Corporation shall deliver to each holder of a Company Stock Option as of the Effective Time, (x) an Option Surrender Agreement, and (y) instructions for use in effecting the surrender of such Company Stock Option in exchange for the Option Consideration.

(ii)     Upon surrender to the Paying Agent or the Surviving Corporation, as applicable, of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent or the Surviving Corporation, as applicable, to pay such holder, the Merger Consideration for each share of Company Common Stock and Restricted Company Common Stock formerly represented by such Certificate or Book-Entry Shares and such Certificate or Book-Entry Shares shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 2.10(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Article 2.

(iii)     Upon delivery of the Option Surrender Agreement, duly executed, the holder of the Company Stock Option shall be entitled to receive promptly and, in any event, within five (5) Business Days after the later of the Effective Time or the delivery of the Option Surrender Agreement in exchange therefor, and Parent shall cause the Surviving Corporation to pay to such holder through the Surviving Corporation’s payroll (or to the extent the holder is not then an employee, by check drawn on a Company account), the amount of cash which such holder has the right to receive pursuant to the provisions of Section 2.08, and the Company Stock Option so surrendered shall then be canceled. Until surrendered in accordance with the provisions of this Section 2.10(b)(iii), each Company Stock Option shall be deemed at any time after the Effective Time to represent for all purposes only the right to receive the Option Consideration as contemplated by this Article 2.

(c)         Termination of Rights.

(i)     All Merger Consideration paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock and in the case of Restricted Company Common Stock, in addition, in full release of all rights and claims under the holder’s respective restricted stock agreement. After the close of business on the date of the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares (other than Certificates evidencing shares described in clause (ii) of Section 2.06(b) are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock or Restricted Company Common Stock previously represented by such Certificates as provided in this Article 2.

(ii)     The surrender of a Company Stock Option in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Company Stock Option. Prior to the Effective Time, the Company shall take all action necessary (including causing the Company Board (or any committees thereof) to take such actions as are allowed by the Company Stock Plans) to ensure that, following the Effective Time, (A) no participant in the Company Stock Plans or any other plans, programs or arrangements of the Company shall have any right thereunder to acquire or otherwise receive any capital stock of, or other equity or similar interests in, the Company, the Surviving Corporation or any Affiliate thereof and (B) the Company Stock Options may be surrendered in exchange for the Option Consideration pursuant to the terms of this Agreement.

(d)     Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the former holders of Company Common Stock on the 180th day after the date on which the Effective Time occurs shall be delivered to the Surviving Corporation, upon demand, and thereafter any former holders of Company Common Stock who have not theretofore received the Merger Consideration to which they are entitled under this Article 2 shall look only to the Surviving Corporation for payment of their claim for such amounts.

(e)     No Liability. Neither the Surviving Corporation nor Parent shall be liable to any holder of Company Common Stock, Restricted Company Common Stock or Company Stock Option for any amount of Merger Consideration or Option Consideration, as applicable, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(f)     Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing shares described in clause (ii) of Section 2.06(b)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the amount of Merger Consideration payable in respect of the number of shares of Company Common Stock or Restricted Company Common Stock formerly represented by such Certificate pursuant to the provisions of this Article 2.

(g)     Withholding. Each of the Company, the Surviving Corporation, Parent, and Paying Agent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code, or any provision of Applicable Law (whether federal, state, local, or foreign). To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.01     Representations And Warranties Of The Company. Except as set forth in the Company Disclosure Schedules, the Company represents and warrants to Parent and Merger Sub that:

(a)     Corporate Existence and Power. The Company and each Subsidiary of the Company (each, a “Company Subsidiary,” and collectively, the “Company Subsidiaries”) has been duly organized and, except as set forth on Schedule 3.01(a), is validly existing and in good standing under the Applicable Laws of the jurisdiction of its organization and has the requisite corporate, limited liability company or limited partnership power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or limited partnership to do business, and, except as set forth on Schedule 3.01(a), is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. A true and complete list of all the Company Subsidiaries as of the date of this Agreement, together with the jurisdiction of incorporation or formation of each Company Subsidiary and the percentage of the outstanding capital stock or other equity interest of each Company Subsidiary owned by the Company and each other Company Subsidiary as of such date, is set forth in Schedule 3.01(a). Except as set forth in Schedule 3.01(a), as of the date of this Agreement, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, other than indirect equity and similar interests held for investment which are not, individually or in the aggregate, material to the Company.

(b)     Corporate Authorization.

(i)     The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the required approval of the Company Stockholders in connection with the consummation of the Transactions, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the then outstanding shares of Company Common Stock entitled to vote thereon, voting as a single class, to approve this Agreement is the only vote of the holders of any of the Company’s capital stock that is required by Applicable Law in connection with the consummation of the Transactions (the “Company Stockholder Approval”). Assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(ii)     The Company Board at a meeting duly called and held has adopted resolutions that in accordance with the NRS, approved the terms and conditions of the Agreement and the Merger and declared it advisable that the Company enter into this Agreement and consummate the Merger, and resolved to recommend to the Company Stockholders, that the stockholders vote in favor of the Merger.

(iii)     The Company has heretofore furnished or made available to Parent a complete and correct copy of the Articles of Incorporation of the Company, dated as of, and filed with the Office of the Secretary of State of the State of Nevada on January 23, 1998 (the “Company Articles”), the Amended and Restated Bylaws of the Company, amended through June 28, 2016 (the “Company Bylaws” and, together with the Company Articles, the “Company Organizational Documents”), and the articles of incorporation and bylaws or equivalent organizational documents, each as amended to date, of each Company Subsidiary. The Company Organizational Documents and all other such articles of incorporation and bylaws or equivalent organizational documents are in full force and effect. The Company is not in violation of any provision of the Company Organizational Documents and no Company Subsidiary is in violation of any provision of its articles of incorporation or bylaws or equivalent organizational documents.

(c)     Governmental Authorization. Except for (i) any required filings under the HSR Act, and the rules and regulations thereunder and the expiration or termination of the waiting period thereunder, (ii) the filings, notifications, approvals, consents and authorizations required under foreign antitrust laws (“Foreign Antitrust Laws”) set forth in Schedule 3.01(c), (iii) the filing and recordation of appropriate merger documents as required by the NRS or the Applicable Law of other states in which the Company is qualified to do business, (iv) the applicable requirements of (A) the Securities Act, the Exchange Act, and any other U.S. state or federal securities laws, and (B) NYSE, (v) the filings, notifications and approvals required under the fishery license laws set forth in Schedule 3.01(c), (vi) the governmental authorizations, consents, approvals or filings necessary for transfers or maintenance of permits and licenses as set forth on Schedule 3.01(c) and (vii) such other authorizations, consents, approvals or filings the failure of which to obtain or make would not or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the Merger, or otherwise prevent the Company from performing its obligations under this Agreement, no authorization, consent or approval of or filing with any Governmental Authority is required to be obtained or made by the Company for the execution and delivery by the Company of this Agreement or the consummation by the Company of the Transactions. No authorization, consent or approval of any nongovernmental third party is required to be obtained by the Company for the execution and delivery by the Company of this Agreement or the consummation by the Company of the Transactions, except as set forth in Schedule 3.01(c) or where failure to obtain such authorizations, consents or approvals would not prevent or materially delay the Merger, or otherwise prevent the Company from performing its obligations under this Agreement, and would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(d)     Non-contravention. Except as set forth in Schedule 3.01(d) and assuming the Company Stockholder Approval is obtained, the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Organizational Documents, or (ii) assuming the governmental filings, approvals, consents and authorizations referred to in Section 3.01(c) are duly and timely made or obtained, (A) contravene, conflict with or result in a violation or breach of any provision of the NRS or any other Applicable Law or (B) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or (iii) result in the creation or imposition of any Encumbrance on any asset of the Company or any of its Subsidiaries, other than, in the case of each of clause (ii) and (iii), for such violations, defaults or Encumbrances as do not or would not reasonably be expected to have a Company Material Adverse Effect.

(e)     Capitalization.

(i)     The authorized capital stock of the Company consists of 80,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of October 2, 2017, (i) 22,652,670 shares of Company Common Stock were issued, all of which were validly issued, fully paid and nonassessable, (ii) 22,464,028 shares of Company Common Stock were outstanding, (iii) 188,642 shares of Company Common Stock were held in treasury and (iv) 439,221 shares of Company Common Stock were reserved for issuance pursuant to Company Stock Options (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). As of the date hereof, no shares of Company Preferred Stock are issued and outstanding. From October 2, 2017 to the date of this Agreement, the Company has not issued any shares of capital stock or granted any options covering shares of capital stock, except in connection with the exercise of Company Stock Options issued and outstanding on October 2, 2017.

(ii)     Except as set forth in this Section 3.01(e) or in Schedule 3.01(e)(ii), there are no options, warrants or other rights, agreements, arrangements or commitments of any character obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. All shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to any preemptive rights.

(iii)     Except as set forth in the Company SEC Documents, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary, except in connection with the exercise of Company Stock Options, or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person.

(f)     Subsidiaries. All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Company Subsidiary, is owned by the Company, directly or indirectly, free and clear of any Encumbrance (other than Permitted Encumbrances) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the Securities Act, other applicable securities laws or in the organizational documents of such Company Subsidiary), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any Company Subsidiary convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Company Subsidiary, (ii) warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or other obligations of the Company or any Company Subsidiary to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Company Subsidiary or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Company Subsidiary (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(g)     SEC Filings and the Sarbanes-Oxley Act.

(i)     Since August 31, 2014, the Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished to the SEC by the Company (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Three Year SEC Documents”).

(ii)     No Company Subsidiary is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC under Section 12 of the Exchange Act.

(iii)     As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such subsequent filing), (x) each Three Year SEC Document filed pursuant to the Exchange Act was prepared in all material respects in accordance with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (y) none of the Three Year SEC Documents contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(iv)      With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Three Year SEC Documents, the chief executive officer and chief financial officer of the Company have made all certifications required by Section 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC.

(v)     The Company maintains a system of internal accounting controls (“Internal Controls”) that is designed to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) access to assets is permitted only in accordance with management’s general or specific authorization and (C) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(vi)     The Company has established and maintained “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and such disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and such information is recorded, processed and reported within the time periods specified in accordance with the rules and forms of the SEC. The Company has disclosed, based on its most recent evaluation of the Company’s Internal Controls prior to the date hereof, to the Company’s auditors and audit committee (i) any known significant deficiencies and material weaknesses in the design or operation of the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(h)     Financial Statements. The consolidated financial statements of the Company and its consolidated Subsidiaries included in the Three Year SEC Documents filed prior to the date hereof have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (i) as may be indicated in such financial statements or the notes thereto, (ii) as permitted by the published rules and regulations of the SEC and (iii) in the case of unaudited interim financial statements, for the absence of notes thereto) and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments).

(i)     Absence of Certain Changes or Events. From the Company Balance Sheet Date until the date hereof, except as set forth in the Company SEC Documents, (x) there has not been any event, occurrence, development of a state of circumstances or facts that has had and continues to have or would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Schedule 3.01(i), from the Company Balance Sheet Date until the date hereof, except as contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their business only in the ordinary course, consistent with past practice in all material respects and (y) there has not been any (i) material change by the Company in its accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of the Company and the Company Subsidiaries, except insofar as may have been required by GAAP, or (ii) declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any of its securities, except (A) in connection with the exercise of outstanding Company Stock Options, (B) in the ordinary course in connection with the Company’s quarterly cash dividend or (C) share withholding in connection with the vesting of restricted stock.

(j)     No Undisclosed Material Liabilities. Except as set forth on Schedule 3.01(j) or in the Company SEC Documents, there are no liabilities, obligations or contingencies of the Company or any Company Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities, obligations or contingencies disclosed, reflected or reserved against in the Company Balance Sheet; (ii) liabilities, obligations or contingencies incurred in the ordinary course of business since the Company Balance Sheet Date; (iii) liabilities, obligations or contingencies incurred in connection with the Transactions or permitted pursuant to Section 4.01; and (iv) liabilities, obligations or contingencies that would not reasonably be expected to have a Company Material Adverse Effect or have been discharged or paid in full.

(k)     Compliance with Applicable Laws and Court Orders.

(i)     Except as set forth on Schedule 3.01(k)(i) or in the Company SEC Documents, the Company and each Company Subsidiary is in compliance with, and to the knowledge of the Company is not under investigation by any Governmental Authority with respect to, Applicable Law, except for failures to comply or violations (or the outcome of which) have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(ii)     Except as set forth on Schedule 3.01(k)(i) or in the Company SEC Documents, there is no judgment, decree, injunction, or order of any arbitrator or Governmental Authority outstanding against the Company or any Company Subsidiary (including against any of the Company Owned IP where any of the foregoing restricts the use, validity or enforceability thereof) that has had or would reasonably be expected to have a Company Material Adverse Effect.

(iii)     Prior to the date of this Agreement, the Company has provided to Parent true and correct copies of all documents reasonably believed by the Company to be responsive to Item 4(c) and Item 4(d) of the notification and report form of the HSR Act to be filed by the Company pursuant to 15 U.S.C. § 18a, in each case, in its possession, custody or control as of the date of this Agreement.

(l)     Litigation. Except as set forth on Schedule 3.01(l) or in the Company SEC Documents, as of the date of this Agreement, there is no action, suit, investigation or proceeding (each a “Proceeding”) pending or, to the knowledge of the Company threatened against the Company or any of the Company Subsidiaries or to the knowledge of the Company any present or former executive officer or director of the Company or any of the Company Subsidiaries for which the Company or any of the Company Subsidiaries may be liable, before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have a Company Material Adverse Effect.

(m)     Real Property and Personal Property Matters. Except as set forth in the Company SEC Documents:

(i)     Owned Real Estate. The Company or one or more of its Company Subsidiaries has good and marketable fee simple title to the Owned Real Estate free and clear of any Encumbrances other than the Permitted Encumbrances and except where such failure to so own or hold such properties do not and would not reasonably be expected to have a Company Material Adverse Effect. Schedule 3.01(m)(i) contains a true and complete list by address and legal description of the Owned Real Estate as of the date hereof. Neither the Company nor any of its Company Subsidiaries: (a) other than to Parent, has granted any Person an option, right of first offer, or right of first refusal to purchase any of its Owned Real Estate or any portion thereof or interest therein; or (b) has received written notice of any pending or threatened condemnation proceeding affecting any Owned Real Estate or any portion thereof or interest therein.

(ii)     Leased Real Estate. Schedule 3.01(m)(ii) contains a true and complete list of all leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for each such Leased Real Estate (including the date and name of the parties to such Lease document). The Company has delivered to Parent a true and complete copy of each such Lease. Except as set forth on Schedule 3.01(m)(ii) or in the Company SEC Documents, with respect to each of the Leases (a) such Lease is legal, valid, binding, enforceable, and in full force and effect against the Company and to the knowledge of the Company, the other party thereto; (b) neither the Company nor any of its Company Subsidiaries nor to the knowledge of the Company, any other party to such Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default under such Lease; (c) the Company’s or the Company Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed or threatened and to the knowledge of the Company, there are no disputes with respect to such Lease; and (d) there are no Encumbrances on the estate created by such Lease other than Permitted Encumbrances, except in each case as has not had and would not reasonably be expected to have a Company Material Adverse Effect, in each case as necessary to permit the Company and the Company Subsidiaries to conduct their respective businesses as currently conducted. Neither the Company nor any of the Company Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has the Company or any of the Company Subsidiaries subleased, licensed, or otherwise granted any Person (other than another wholly-owned Company Subsidiary) a right to use or occupy such Leased Real Estate or any portion thereof except as set forth on Schedule 3.01(m)(ii).

(iii)     Real Estate Used in the Business. The Owned Real Estate identified in Schedule 3.01(m)(i) and the Leased Real Estate identified in Schedule 3.01(m)(ii) comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company or any of the Company Subsidiaries.

(iv)     Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, and other tangible personal property owned, leased, or used by the Company or any of the Company Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances.

(v)     As used herein:

(A)     “Leased Real Estate” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, water bottoms, boat slips, structures, improvements, or other interest in real property held by the Company or any of the Company Subsidiaries;

(B)     “Owned Real Estate” shall mean all real property and all easements, rights of way, and appurtenances relating thereto, owned by the Company or any of the Company Subsidiaries;

(C)     “Permitted Encumbrances” means: (a) statutory Encumbrances for Taxes or other government charges not yet due and payable or the amount or validity of which are being contested in good faith by appropriate Proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Encumbrances arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate Proceedings previously disclosed to Parent (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Authority having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses and which are not violated by the current use and operation of such real property; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses and which are not violated by the current use and operation of such real property; (f) Encumbrances arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation; (g) Encumbrances, if any, imposed by Parent or Merger Sub and (h) Encumbrances which will be discharged or released either prior to, or simultaneously with, the Closing; and

(D)     “Real Estate” means the Owned Real Estate and the Leased Real Estate.

(n)     Intellectual Property.

(i)     The Company and the Company Subsidiaries own or otherwise hold a right to use all Intellectual Property licensed to or used by Company or Company Subsidiaries to conduct the business of Company or Company Subsidiaries during the two years immediately prior to the date hereof and at Closing (together with Company Owned IP, “Company IP”), free and clear of any Encumbrances (other than Permitted Encumbrances).

(ii)     As of the date of this Agreement, there are no legal claims pending, notices of dispute, or, to the knowledge of the Company, claims threatened (A) alleging infringement, misappropriation or any other violation of any Intellectual Property rights of any Person by the Company or any of the Company Subsidiaries, or (B) challenging the scope, ownership, validity, or enforceability: (1) of any Intellectual Property owned by or exclusively licensed by the Company or any Company Subsidiary, including Company Registered IP (the “Company Owned IP”) or any Company IP (other than that Company IP that is commercially-available “off the shelf” Software where Company has not been named in the claim or dispute); or (2) of the Company and the Company Subsidiaries’ right to use any Company Owned IP or any Company IP (other than that Company IP that is commercially-available “off the shelf” Software where Company has not been named in the claim or dispute), in each case that would reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, none of the Company or the Company Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, except as would not reasonably be expected to have a Company Material Adverse Effect.

(iii)     Schedule 3.01(n) contains a complete and correct list, as of the date of this Agreement, of all material Company Registered IP. Except as would not reasonably be expected to have a Company Material Adverse Effect, (A) the Company and the Company Subsidiaries have paid all maintenance fees and filed all statements of use reasonably necessary to maintain the Company Registered IP and (B) to the knowledge of the Company, none of the Registered IP owned by the Company and the Company Subsidiaries (the “Company Registered IP”) is invalid or unenforceable in whole or part.

(iv)     The Company and the Company Subsidiaries have taken commercially reasonable steps to protect: (A) their rights in any trade secrets in Company IP; (B) the confidentiality of all Company IP; and (C) all confidential information provided to them under the condition or obligation of confidentiality.

(v)     Except as disclosed in Schedule 3.01 (n)(v) of the Company Disclosure Schedules, neither the Company nor any of the Company Subsidiaries uses or has used Open Source Software or any OSS Modifications in a manner that (A) obligates the Company or any Company Subsidiary to grant any Person any rights to or immunities under any Company Owned IP, or (B) requires the Company to disclose or distribute the source code of any Software owned by the Company or any Company Subsidiary, to license such source code for the purpose of making derivative works, or to make available for redistribution to any Person such source code at minimal or no charge.

(vi)     Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and Company Subsidiaries have taken commercially reasonable measures, in compliance with Applicable Law, to protect the personally identifiable information, as the term or similar term has been defined under Applicable Law (the “PII”), it collects or has collected, receives or has received, stores or has stored, transfers or has transferred, or uses or has used (“Company Controlled PII”) from illegal or unauthorized access or use by its personnel or third parties. The Company and Company Subsidiaries has not collected, received, stored, transferred, or used any PII in violation of Applicable Law, except as would not reasonably be expected to have a Company Material Adverse Effect. Company and Company Subsidiaries has complied in all material respects with all Applicable Laws relating to the collection, storage, transfer, and use of Company Controlled PII. To the knowledge of the Company, the consummation of the contemplated transactions and transfer of PII will not violate any consents related to Company’s and Company Subsidiaries’ use of Company Controlled PII.

(o)     Taxes.

(i)     (A) each of the Company, the Company Subsidiaries and any affiliated, combined or unitary group of which any such entity is or was a member has timely (taking into account any extensions) filed all Tax Returns relating to income or other material Taxes required to be filed by any of them and has timely paid all income and other material Taxes due and payable and all such Tax Returns were true, correct, and complete in all material respects, (B) as of the date of the most recent consolidated financial statements of the Company and its consolidated Subsidiaries, the Company and the Company Subsidiaries had established reserves required in accordance with GAAP in such financial statements for the payment of all material Taxes not yet due and payable with respect to the Company and the Company Subsidiaries, and (C) each of the Company and the Company Subsidiaries has complied in all material respects with all laws relating to the payment and withholding of Taxes and has materially complied with all filings related thereto.

(ii)     No U.S. federal, state or local or non-U.S. Tax audit or other administrative Proceeding or court Proceeding is pending with regard to any Tax for which the Company or any of the Company Subsidiaries would be liable, and no deficiency that has not yet been paid for any Tax has been proposed, asserted or assessed against the Company or any of the Company Subsidiaries. No claim or legal Proceeding against or with respect to the Company or any of the Company Subsidiaries in respect of any Tax is pending or has been threatened by a Taxing Authority in written communication to the Company or any Company Subsidiary.

(iii)     As of the date hereof and since July 1, 2014, no written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file a Tax Return that it is or may be required to file Tax Returns in that jurisdiction.

(iv)     Neither the Company nor any of the Company Subsidiaries currently has in effect with any Taxing Authority (A) any written agreement or other document waiving, extending or having the effect of waiving or extending the period for assessment or collection of any Tax or (B) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state or local income tax law that relates to the Company or any of the Company Subsidiaries.

(v)     Neither the Company nor any of the Company Subsidiaries is currently a party to, is bound by or has any obligation under any Tax sharing agreement or similar agreement or arrangement other than (A) any such agreement entered into in the ordinary course of business that does not primarily relate to Taxes or (B) any such agreement or arrangement exclusively between the Company and any of the Company Subsidiaries.

(vi)     Since July 1, 2014, none of the Company or any of the Company Subsidiaries has been a member of an affiliated group (other than a group of which any of the Company or the Company Subsidiaries was the common parent) filing a consolidated federal income Tax Return or is liable for Taxes of another Person under Treasury Regulation Section 1.1502-6 or any similar provision of state or local law, or as a transferee or successor, by Contract or otherwise.

(vii)     Neither the Company nor any of the Company Subsidiaries has requested nor received any private letter ruling from the IRS or comparable Tax rulings of any Governmental Authority, which rulings are currently in effect or expected to be in effect after the Closing Date.

(viii)     Neither the Company nor any of the Company Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock occurring within the past two years that was intended to qualify for Tax-free treatment under Section 355 of the Code.

(ix)     Neither the Company nor any of the Company Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1) that is not disclosed in Tax Returns they have filed.

(x)     The Company and the Company Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(xi)     Each of the Company and the Company Subsidiaries is in compliance with applicable United States and foreign transfer pricing laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the Company and the Company Subsidiaries.

(xii)     None of the Company nor any of the Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) adjustment pursuant to Section 481 or 482 of the Code (or any comparable provision of U.S. state or non-U.S. Tax laws) by reason of a change in method of accounting or otherwise on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (C) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. income Tax law) occurring or generated, as applicable, prior to the Closing Date, (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) prepaid amount received on or prior to the Closing Date or (F) an election pursuant to Section 108(i) of the Code.

Notwithstanding anything to the contrary contained in this Agreement, (i) except to the extent that “Tax,” “Taxes”, the “Code” or the “Treasury Regulations” are specifically referenced elsewhere in this Section 3.01, the Company makes no representation or warranty in this Agreement with respect to any matters relating to Taxes of the Company or the Company Subsidiaries and this Section 3.01(o) contains the sole and exclusive representations and warranties of the Company relating to Tax matters, (ii) the Company makes no representation or warranty with respect to the existence, availability, amount, usability or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax asset or attribute of the Company or any Company Subsidiary after the Closing Date, and (iii) the Company makes no representation or warranty with respect to any Tax matters relating to the transactions contemplated by Section 4.05.

(p)     Employee Benefit Plans.

(i)     Schedule 3.01(p)(i) contains a complete and correct list, as of the date of this Agreement, of each material Employee Plan maintained by the Company (“Company Employee Benefit Plan”) and except for such plans set forth on Schedule 3.01(p)(i), there are no Company Employee Benefit Plans. “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, consulting, severance or similar Contract, plan, program, arrangement or policy (written or oral) and each other Contract, plan, program, arrangement or policy providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, fringe benefit, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) (x) which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers, as of the date hereof, any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries or (y) with respect to which the Company or any of its Subsidiaries has any liability, other than (i) any Multiemployer Plan and (ii) any plan, policy, program, arrangement or understanding mandated by Applicable Law.

(ii)     Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA, other than the Omega Protein Corporation Pension Plan (the “Company Pension Plan”).

(iii)     Neither the Company nor any ERISA Affiliate contributes to or is obligated to contribute, or has in the past six (6) years contributed to or been obligated to contribute to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(iv)     Each Company Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received or may rely upon a current favorable determination or opinion letter from the IRS to that effect, no revocation of any such determination or opinion letter has been threatened and nothing has occurred or is reasonably expected to occur with respect to the form or operation of any such Company Employee Benefit Plan that would reasonably be expected to cause the loss of such qualification or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(v)     The Company Employee Benefit Plans, including all associated trusts or funds, have been maintained, in all material respects, in accordance with its terms and all Applicable Laws, including, without limitation, ERISA and the Code; no event has occurred and no condition exists that would subject the Company or any Company Subsidiary, either directly or by reason of their affiliation with any ERISA Affiliate, to any Tax, fine, Encumbrance, penalty or other liability imposed by ERISA, the Code or other Applicable Laws; no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) and no failure to meet minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA), whether or not waived, has occurred with respect to any Company Employee Benefit Plan; and each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been in documentary and operational compliance with Section 409A of the Code and the guidance promulgated thereunder.

(vi)     Except as set forth in Schedule 3.01(p) or as may be required by Applicable Law, or any collective bargaining agreement, works council or other Contract with a labor union or employee organization, the consummation of the Transactions will not (either alone or together with a termination of employment) (i) entitle any employee or independent contractor of the Company or any of the Company Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Company Employee Benefit Plan or (iii) give rise to the payment of any amount that would not be deductible pursuant to Sections 162(m) or 280G of the Code.

(vii)     Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except (i) coverage or benefits as required under Section 4980B of the Code or any other Applicable Law or any collective bargaining agreement, works council or other Contract with a labor union or employee organization or (ii) coverage or benefits the future cost of which is borne by the employee or former employee.

(viii)     There is no audit or Proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Company Employee Benefit Plan before any Governmental Authority (other than routine claims for benefits) that would reasonably be expected to have a Company Material Adverse Effect.

(ix)     Schedule 3.01(p) sets forth the funded status of the Company Pension Plan as of the date hereof. The Company has made contributions to the Company Pension Plan that are not less than the minimum required contribution under Section 430 of the Code. The funding method used in connection with the Company Pension Plan is acceptable under current IRS guidelines, and the actuarial assumptions used in connection with funding the Company Pension Plan are reasonable. All unfunded liabilities of the Company Pension Plan have been properly accrued in material compliance with GAAP. The Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted Proceedings to terminate the Company Employee Benefit Plan or to appoint a trustee or administrator of the Company Employee Benefit Plan, and no circumstances exist that constitute grounds under Title IV of ERISA for any such Proceeding. Without limiting the foregoing, there has been no “reportable event” within the meaning of Section 4043 of ERISA that has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would authorize the PBGC to institute termination Proceedings with respect to the Company Pension Plan. No liability under Title IV of ERISA has been incurred or is expected to be incurred that could result in material liability to the Company Pension Plan, the Company, any Company Subsidiary, any ERISA Affiliate or Parent, other than for premiums pursuant to Section 4007 of ERISA that are not yet due. No asset of the Company, and no asset of any Company Subsidiary or any ERISA Affiliate which is to be acquired by Parent pursuant to this Agreement, is subject to any Encumbrance under Code Section 430(k) or ERISA Sections 303(k) or 4068 or arising out of any Proceeding filed under ERISA Section 4301(b).

(x)     With respect to each Company Employee Benefit Plan, the Company has made available to Parent a true and complete copy of each of the following, together with all amendments: (1) the documents embodying the Company Employee Benefit Plan or, where a Company Employee Benefit Plan has not been reduced to writing, a written summary of all material terms thereof, (2) in the case of any funded Company Employee Benefit Plan, the trust agreement or similar instrument, (3) for the three most recently completed years, (A) Form 5500 and all attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if applicable, (4) form agreements evidencing all outstanding Company Stock Options and Restricted Company Common Stock and performance units (and, in each case, if individual agreements deviate in any material respect from the form, the individual agreements), (5) in the case of each Company Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, the most recent IRS determination or opinion letter applicable to the such Company Employee Benefit Plan (plus, if a request for a determination letter is pending, a copy of such request), (6) related custodial agreements, insurance policies (including fiduciary liability insurance covering the fiduciaries of the Company Employee Benefit Plan), administrative services and similar agreements, and investment advisory or investment management agreements, if any, (7) copies of the most recent summary plan description (including any summaries of material modifications issued since the last summary plan description) or similar summary and any employee handbook and (8) copies of the policies and procedures established by the Company or its Subsidiaries pursuant to 45 CFR Section 164.530(i) and each business associate agreement, as described in 45 CFR Section 164.502(e)(2), entered into by the Company or its Subsidiaries.

(q)     Labor and Employment Matters.

(i)     Except as set forth on Schedule 3.01(q) or in the Company SEC Documents, neither the Company nor any of the Company Subsidiaries is a party to any collective bargaining agreement or similar agreement with a labor union or organization with respect to its employees. Except as set forth on Schedule 3.01(q) or in the Company SEC Documents or would not reasonably be expected to have a Company Material Adverse Effect, there is no (a) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration Proceeding pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to their businesses, (b) activity or Proceeding by a labor union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of the Company Subsidiaries or (c) lockouts, strikes, slowdowns, work stoppages or, to the knowledge of the Company, threats thereof by or with respect to such employees, and during the last three (3) years there has not been any such Proceeding.

(ii)     Except as set forth in Schedule 3.01(q), all material compensation, including wages, commissions, bonuses, fees or other compensation, due and payable as of the date of this Agreement to all employees or individuals engaged as independent contractors or consultants of the Company for services performed prior to the date hereof have been paid in full.

(iii)     The Company is and, since January 1, 2016, has been in material compliance with the terms of the collective bargaining agreement set forth on Schedule 3.01(q). The Company is in compliance in all material respects with all Applicable Laws pertaining to employment and employment practices to the extent they relate to employees and individuals engaged as consultants or independent contractors of the Company, including all Applicable Laws relating to labor relations, unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, and unemployment insurance. Except as would not have a Company Material Adverse Effect, all individuals characterized and treated by the Company as consultants or independent contractors of the Company are properly treated as independent contractors under all Applicable Laws. To the Company’s knowledge, all employees of the Company classified as exempt under the Fair Labor Standards Act and applicable state and local wage and hour laws are properly classified. Except as set forth in Schedule 3.01(l), there are no Proceedings against the Company pending, or to the Company’s knowledge, threatened against the Company in connection with the employment of any current or former job applicant, employee or individual engaged as a consultant or independent contractor of the Company, including, without limitation, any charge, Proceeding or claim relating to labor relations, unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance, or any other employment-related matter arising under Applicable Laws.

(iv)     The Company has no plans to undertake any action between the date hereof and the Effective Time that would be expected to trigger before the Effective Time the application of the federal Worker Adjustment and Retraining Notification Act or any applicable state law equivalent.

(r)     Insurance Policies. Schedule 3.01(r) lists, as of the date of this Agreement, all material insurance policies covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and the Company Subsidiaries (collectively, the “Insurance Policies”). Each of the Company and the Company Subsidiaries maintain insurance with financially responsible insurers in such amounts with such deductibles and covering such risks and losses as are sufficient to comply with Applicable Law. Except as set forth in the Company SEC Documents, there is no material claim by the Company or any of the Company Subsidiaries pending under any of such policies or bonds as to which the Company has been notified in writing (or to the knowledge of the Company, orally), as of the date hereof, that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, and to the Company’s knowledge, neither the Company nor any Company Subsidiary has taken any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such Insurance Policies. Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all of the Insurance Policies or renewals thereof are in full force and effect, (ii) all premiums due and payable under all of the Insurance Policies have been paid and (iii) the Company and its Subsidiaries are otherwise in material compliance with the terms of all of the Insurance Policies.

(s)     Environmental Matters. Except as set forth in Schedule 3.01(s) or in the Company SEC Documents:

(i)     each of the Company and the Company Subsidiaries is in material compliance with all Applicable Laws relating to the handling, use, control, management, treatment, storage, disposal, Release or threat of Release of any Hazardous Material, including the federal Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§9601 et seq., the federal Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., the federal Water Pollution Control Act, 33 U.S.C. §§1251 et seq., the federal Oil Pollution Act, 33 U.S.C. §§ 2701 et. seq., the federal Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Toxic Substances Control Act, 7 U.S.C. §§ 136 et seq., the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq., the Occupation Safety and Health Act of 1970, 29 U.S.C. §§ 651 et seq., and any similar state or local laws, rules or regulations,, in each case, as amended and the regulations promulgated pursuant thereto (collectively, the “Environmental Laws”);

(ii)     each of the Company and the Company Subsidiaries has obtained all material permits, licenses, franchise authorities, consents and approvals, made all required filings and reports to Governmental Authorities as required pursuant to Environmental Laws and maintained all required data, documentation and records necessary for owning and operating its assets and business as it is presently conducted under all Environmental Laws, and all such permits, licenses, franchises, authorities, consents, approvals and filings remain in full force and effect;

(iii)     there are no material pending, or, to the knowledge of the Company, threatened claims, demands, legal or administrative Proceedings, or liabilities or investigations against the Company or any of the Company Subsidiaries under any Environmental Laws or otherwise pertaining to any Hazardous Materials as of the date of this Agreement;

(iv)     there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly, owned, leased, operated or otherwise used by the Company or any of the Company Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or Company Subsidiary, which releases have not been fully remediated to the satisfaction of the applicable Governmental Authority or that would reasonably be expected to result in a material liability to the Company or any of the Company Subsidiaries; and

(v)     except for such studies, reports, assessments and analyses that if made available would result in the loss of attorney-client privilege, the Company and each Company Subsidiary has made available to the Parent and its Representatives all information, including all material studies, reports, assessments and analyses, in the possession, custody or control of each of the Company and the Company Subsidiaries and its respective Affiliates prepared within the past five (5) years relating to (i) the Company or any Company Subsidiary’s compliance with Environmental Laws, and (ii) any remedial liability arising under Environmental Law or otherwise relating to a Release or threatened Release of Hazardous Materials relating to any property currently or formerly owned, leased, operated, or otherwise used in connection with properties or the assets of the Company or any Company Subsidiary.

As used in this Section 3.01(s), the term “Hazardous Material” shall mean each substance or material which: (a) is defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, solid waste, pollutant, contaminant or toxic substance under any Environmental Law; (b) contains petroleum or petroleum products; (c) contains polychlorinated biphenyls, asbestos or urea formaldehyde; or (d) is explosive, corrosive, flammable, infectious, radioactive or toxic. The term “Release” shall mean any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

(t)     Material Contracts.

(i)     Except for this Agreement and agreements filed with or incorporated by reference in the Company SEC Documents, Schedule 3.01(t) sets forth each of the following Contracts to which the Company or any Company Subsidiary is a party to or by which the Company or any Company Subsidiary or their respective properties or assets are bound as of the date hereof (each, a “Material Contract”):

(A)     each Contract that contains any provisions restricting the Company or any of its Subsidiaries from (i) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging or which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the Transactions contemplated hereby or (ii) hiring or soliciting for hire the employees or contractors of any Third Party (other than non-hire and non-solicitation provisions contained in confidentiality agreements), except in the case of each of clauses (i) and (ii) for such restrictions that are not material to the Company and its Subsidiaries, taken as a whole;

(B)     each Contract that (i) grants any exclusive rights to any Third Party, including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the Transactions contemplated hereby, (ii) grants any rights of first refusal or rights of first negotiation with respect to any product or service of the Company, (iii) contains any provision that requires the purchase of all or any substantial portion all of the Company’s or any of its Subsidiaries’ requirements from a single Third Party or (iv) grants “most favored nation” rights, except in the case of each of clauses (i), (ii) and (iii) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(C)     each Contract pursuant to which the Company or any of its Subsidiaries: (1) has granted any license to Company Owned IP (other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice), except for such licenses that are not material to the Company and its Subsidiaries, taken as a whole, and (2) has been granted by a third party any express license to such Third Party’s Intellectual Property, where such Intellectual Property is material to the Company and its Subsidiaries, taken as a whole, except in the case of each of clause (i) and (ii), licenses (i) related to generally-available or “off the shelf” Software or (ii) that involve aggregate payments of less than $500,000 annually;

(D)     each Contract relating to Indebtedness (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an aggregate outstanding principal amount not exceeding $500,000 or (B) between or among any of the Company and its Subsidiaries;

(E)     each Contract pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a Encumbrance on material properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Encumbrances and Encumbrances that are not material to the Company and its Subsidiaries, taken as a whole;

(F)     each Contract under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $500,000 except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business;

(G)     each partnership, joint venture or other similar Contract or arrangement that is material to the Company and the Company Subsidiaries, taken as a whole;

(H)     each Contract entered into since January 1, 2015 in connection with the settlement or other resolution of any Proceeding under which the Company or any of its Subsidiaries have any continuing obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole, or that involved payment by the Company or any of its Subsidiaries of more than $500,000; and

(I)     each Contract which is required to be filed by the Company or any Company Subsidiary pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(J)     each Contract that that involves future expenditures, receipts or payments by the Company or any Company Subsidiary of more than $500,000 in any one (1) year period that cannot be terminated on less than sixty (60) days’ notice without material payment or penalty; or

(K)     any stockholder agreements, voting trusts or other Contracts between the Company or any Company Subsidiary, on the one hand, and any other Person, on the other hand, pursuant to which such Person is bound relating to the voting of any shares of Company capital stock.

(ii)     The Company has made available to Parent, through the Company’s electronic data room or otherwise, a true, correct and complete copy of each Material Contract listed on Schedule 3.01(t), except for those agreements filed with or incorporated by reference in the Company SEC Documents. Each of the Company Material Contracts is valid and binding on the Company and each of the Company Subsidiaries party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not have or reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any counterparty to any Material Contract, is in breach of, or in default under, any Material Contract, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder, except, in each case, for such breaches or defaults as have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(u)     Customers. Schedule 3.01(u) lists the ten largest customers of the Company and the Company Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and the Company Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2017) (each, a “Major Customer”). Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company has not received, as of the date of this Agreement, any notice in writing from any Major Customer that it intends to terminate, or not renew, its relationship with the Company or the Company Subsidiaries.

(v)     Compliance with Applicable Anti-Corruption Laws. Since January 1, 2012, none of the Company, any of the Company Subsidiaries or any director, officer or employee or agent of the Company or any of the Company Subsidiaries has, to the knowledge of the Company as of the date of this Agreement, (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Authority; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment under any Applicable Law, relating to anti-corruption, bribery, or similar matters. Since January 1, 2012, neither the Company, nor any of the Company Subsidiaries, has disclosed to any Governmental Authority that it violated or may have violated any Applicable Law relating to anti-corruption, bribery, or similar matters.

(w)     Information Supplied.

(i)     The letter to the stockholders of the Company (the “Company Stockholders”), notice of meeting, proxy statement and forms of proxy (collectively, the “Company Proxy Statement”) that may be provided to Company Stockholders in connection with the Merger as contemplated by Section 6.02, including any amendments or supplements thereto will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. The Company Proxy Statement will not, at the time the Company Proxy Statement is first published, sent or given to Company Stockholders and at the time of the Company Stockholder Meeting, to the knowledge of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii)     Notwithstanding the foregoing provision of this Section 3.01(w), no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Company Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed as represented by Parent and Merger Sub in Section 3.02(c).

(x)     Finders’ Fees. Except for J.P. Morgan Securities LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of the Company Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions.

(y)     Opinion of Financial Advisor. The Company has received the opinion of J.P. Morgan Securities LLC, financial advisor to the Company, to the effect that, as of the date of this Agreement and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair to the Company Stockholders from a financial point of view and as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified. A signed copy of such opinion will be made available to Parent for informational purposes only promptly following the date of this Agreement and based on the provisions set forth herein.

(z)     State Takeover Laws. The Company and the Company Board have taken all action necessary (including granting all necessary approvals) to exempt this Agreement and the Transactions from any and all restrictions under or contemplated by (i) the “acquisition of controlling interest” statutes set forth in NRS 78.378 through NRS 78.3793, inclusive, and (ii) the “combinations with interested stockholder” statutes set forth in NRS 78.411 through 78.444, inclusive (each, a “Takeover Statute”); provided that neither Parent nor Merger Sub has become an “interested stockholder” under NRS 78.423 at any time prior to the approval of this Agreement and the Transactions by the Company Board.

(aa)     No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article 3 (as modified or disclosed against by the Company Disclosure Schedule and Company SEC Documents), neither the Company nor any other Person makes any representation or warranty and disclaims any representation or warranty, whether express or implied whether by Applicable Law or otherwise, with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except for the representations and warranties contained in this Article 3 (as modified or disclosed against by the Company Disclosure Schedule and Company SEC Documents), the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent, Merger Sub or their Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any Representative of the Company or any of its Affiliates). The Company makes no representations or warranties to Parent or Merger Sub regarding the probable success or profitability of the Company and the Company Subsidiaries.

Section 3.02     Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub jointly and severally represent and warrant to the Company that, except as otherwise set forth in the disclosure schedules dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Schedules”):

(a)     Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and in good standing in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. “Parent Material Adverse Effect” means any occurrences, conditions, changes, events, developments or effects that prevent or materially delay or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b)     Authority; No Violations, Consents and Approvals.

(i)     Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate and stockholder action on the part of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Applicable Laws relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

(ii)     The execution and delivery of this Agreement by Parent and Merger Sub does not, and the consummation of the Transactions will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any Subsidiary of the Parent (each, a “Parent Subsidiary,” and collectively, the “Parent Subsidiaries”) under any provision of (A) the organizational documents of Parent or Merger Sub or any of the Parent Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or Merger Sub is a party or by which Parent or Merger Sub or their respective properties or assets are bound or (C) assuming the consents, approvals, orders, authorizations, registrations, filings, or permits referred to in Section 3.02(b)(iii) are duly and timely obtained or made, any Applicable Law or order of any Governmental Authority applicable to Parent or any Parent Subsidiary or any of its or their respective properties or assets, other than, in the case of clauses (B) and (C), any such violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii)     No consent, approval, order or authorization of, or registration, or filing with, or permit from, any Governmental Authority is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions except for: (A) the filing of a premerger notification report by Parent under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (B) the filing of the Articles of Merger with the Office of the Secretary of State of the State of Nevada; (C) such filings and approvals set forth on Schedule 3.02(b) of the Parent Disclosure Schedule; and (D) any such consent, approval, order, authorization, registration, filing, or permit that the failure to obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No consent or approval of any nongovernmental third party is required to be obtained by Parent or Merger Sub for the execution and delivery by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Transactions, except where failure to obtain such consents or approvals would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)     Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Company Proxy Statement will, at the date mailed to the Company Stockholders or at the time of the Company Stockholder Meeting, to the knowledge of Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d)     Ownership of Shares of Company Common Stock; No Interested Stockholder. Neither Parent, Merger Sub nor any Parent Subsidiary beneficially owns any shares of Company Common Stock or any other security of the Company. Prior to the execution and delivery of this Agreement by Parent and Merger Sub, neither Parent nor Merger Sub is or has been an “interested stockholder” of the Company pursuant to NRS 78.423.

(e)     Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (A) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary or (B) order of any Governmental Authority or arbitrator outstanding against Parent or any Parent Subsidiary.

(f)     Debt Financing.

(i)     Parent has delivered to the Company:

(A)     a true, correct and complete and fully executed copy of the DNB Credit Facility which is entered into as of the date hereof;

(B)     a true, correct and complete and fully executed copy of the debt commitment letter, dated as of October 5, 2017 by and among Parent, Bank of Montreal and BMO Capital Markets Corp. (collectively with its Affiliates, including Bank of Montreal, and its and its Affiliates’ officers, directors, employees, advisors, attorneys, controlling persons, agents and representatives and each of their respective successors and assigns, the “Financing Source”) (including all exhibits, schedules and annexes, as amended, restated, supplemented, replaced or modified, the “Debt Commitment Letters”) providing debt financing upon the terms and subject to the conditions therein (the “Debt Financing”). For the purposes of this Agreement, the term “Financing Source” shall also include DNB Bank ASA, the lender under the DNB Credit Facility and the term “Debt Financing” shall also include the debt financing provided by DNB Bank ASA under the DNB Credit Facility; and

(C)     all fee letters related thereto (as redacted in a customary manner to remove only the fee amounts), in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (together with the Debt Commitment Letter, the “Debt Letters”).

Assuming the Financing Sources provide the Debt Financing under the terms and conditions of the Debt Commitment Letters, Parent has, or will have as of the Effective Time, available funds sufficient to pay the aggregate Merger Consideration, the aggregate Option Consideration, any repayment or refinancing of debt contemplated in the DNB Credit Facility and the Debt Letters, all other amounts payable by Parent and Merger Sub under this Agreement, the DNB Credit Facility and the Debt Letters and the fees and expenses required to be paid in connection with the Transactions.

(ii)     Neither the DNB Credit Facility nor any Debt Letter has been amended, restated, supplemented, terminated, replaced or otherwise modified as of the date of this Agreement and, except as permitted by Section 4.06 or as otherwise agreed to in writing by the Company, as of the Closing Date, and no such amendment, restatement, supplement, termination, replacement or modification is presently contemplated. The DNB Facility, the Debt Commitment Letters and the commitments set forth therein have not been withdrawn, modified or rescinded in any respect. The DNB Credit Facility and the Debt Commitment Letters, in the form so delivered to the Company on the date of this Agreement, are in full force and effect and constitute a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Laws affecting creditors’ rights generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Neither Parent nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the financing of the Transactions, other than as set forth in the DNB Facility or the Debt Letters. Parent or Merger Sub has fully paid or caused to be fully paid any and all commitment fees or other fees required to be paid in connection with the DNB Credit Facility and Debt Letters that are payable on or prior to the date hereof.

(iii)     The obligations of the Financing Sources to fund the commitments under the DNB Credit Facility and the Debt Commitment Letters are not subject to any conditions other than as expressly set forth in the DNB Credit Facility and the Debt Commitment Letters. As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under either the DNB Credit Facility or the Debt Letters by Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto. Parent has no knowledge of any facts or circumstances that are reasonably likely to result in (A) any of the conditions set forth in the DNB Credit Facility or the Debt Commitment Letters not being satisfied or (B) the funding contemplated in the DNB Credit Facility or the Debt Commitment Letters is being made available to Parent on a timely basis in order to consummate the Transactions.

(iv)     Parent and Merger Sub acknowledge and agree that it is not a condition to Closing under this Agreement, nor to the consummation of the Transactions, for Parent or Merger Sub to obtain any equity or debt financing and Parent does not have the right to terminate this Agreement for failure to obtain any equity or debt financing.

(g)     Business Conduct. Merger Sub was incorporated on October 5, 2017. All of the issued and outstanding capital stock of Merger Sub is owned beneficially and of record, directly or indirectly, by Parent and all such capital stock is duly authorized, validly issued, fully paid and non-assessable. Merger Sub has not engaged in any activity, other than such actions in connection with  its organization and  the preparation, negotiation and execution of this Agreement. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

(h)     HSR Information. Prior to the date of this Agreement, Parent has provided to the Company true and correct copies of all documents reasonably believed by Parent to be responsive to Item 4(c) and Item 4(d) of the notification and report form of the HSR Act to be filed by the Company pursuant to 15 U.S.C. § 18a, in each case, in its possession, custody or control as of the date of this Agreement.

(i)     Parent and Merger Subsidiary Acknowledgements.

(i)     Except for the specific representations and warranties expressly made by the Company in Article 3 of this Agreement (as modified by the Company Disclosure Schedule and the Company SEC Documents), Parent and Merger Sub acknowledge and agree that:

(A)     neither the Company nor any other Person is making or has made any representation or warranty, expressed or implied in respect of the Company, the Company Subsidiaries, or any of the Company’s or the Company Subsidiaries’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the Company’s or its Subsidiaries’ respective businesses, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Company or any of its Subsidiaries furnished to Parent, Merger Sub or their Representatives or made available to Parent, Merger Sub or their Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever; and

(B)     no agent or Representative the Company or any of its Subsidiaries has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.

(ii)     Parent and Merger Sub specifically acknowledge and agree: (A) that they are not relying upon or have not relied upon any such other representations or warranties that may have been made by any Person, and acknowledge and agree that the Company has specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by any Person, (B) that there is no obligation or duty by the Company to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in Article 3 of this Agreement and (C) that in connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans, regarding the Company, the Company Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge (x) that there are uncertainties inherent in attempting to make such estimates, projections forecasts and other forward-looking information, (y) that Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and (z) that neither the Company nor any Company Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, Representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans).

ARTICLE 4
COVENANTS OF THE COMPANY

The Company agrees that:

Section 4.01     Conduct of the Company. Except (i) for matters set forth in Schedule 4.01, (ii) as contemplated by this Agreement, (iii) as required by Applicable Law or by the terms of any governmental authorization, or (iv) pursuant to, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Effective Time and the date of termination of this Agreement pursuant to Article 8, the Company shall, and shall cause each of the Company Subsidiaries to, conduct its business in the ordinary course consistent with past practice, and the Company shall not, and shall not permit any of the Company Subsidiaries to:

(a)     Except as required in this Agreement, amend, or propose to amend, the Company Articles or Company Bylaws (whether by merger, consolidation or otherwise);

(b)     (i) split, adjust, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of the Company Subsidiaries, other than (A) dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, and (B) regular quarterly cash dividends with respect to the Company Common Stock not to exceed $0.05 per share with declaration, record and payment dates consistent with past practice; provided, however that any dividend payable in the fourth quarter of 2017 will not have a record date prior to December 20, 2017, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Restricted Company Common Stock and other awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of Company Stock Options in connection with the forfeiture of such awards and (D) as required by any Company Employee Benefit Plan as in effect on the date of this Agreement;

(c)     (i) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance (other than Permitted Encumbrances) or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Common Stock upon the exercise of Company Stock Options or settlement of any Restricted Company Common Stock units that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other Company Subsidiary, or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d)     incur any capital expenditures or any obligations or liabilities in respect thereof which are, in the aggregate (i) less than 75% or (ii) greater than 110%, in each case of the aggregate amount set forth in the Company’s capital expenditure budget set forth in Schedule 4.01(d), except for capital expenditures to repair damage resulting from casualty events for which there is a reasonable basis to claim for insurance;

(e)     adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, in each case with respect to the Company or any of the Company Subsidiaries;

(f)     acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses of any other Person if the amount of consideration paid or transferred by the Company and the Company Subsidiaries would exceed $1.0 million in any individual case or $5.0 million in the aggregate, other than raw materials and supplies in the ordinary course of business consistent with past practice;

(g)     sell, lease, license, dispose of or otherwise transfer (or agree to do any of the foregoing with respect to), or create or incur any Encumbrance (other than Permitted Encumbrances) on, any of the Company’s or the Company Subsidiaries’ assets, securities, properties, interests or businesses if the amount of consideration paid or transferred to the Company and the Company Subsidiaries or the amount of indebtedness incurred which gave rise to the Encumbrance would exceed $2.5 million in any individual case or $5.0 million in the aggregate, other than (i) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (ii) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice or (iii) transfers between the Company and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries, consistent with past practices;

(h)     (i) except for (A) inter-company borrowings between or among the Company and/or one or more of the Company Subsidiaries or (B) other borrowings in the ordinary course of business consistent with past practice, repurchase, repay or incur any Indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing, or (ii) make any loans or advances or capital contributions to, or investments in, to any other Person (other than (A) to the Company or any of the Company Subsidiaries in the ordinary course of business consistent with past practice, (B) in accounts receivable and extensions of credit in the ordinary course of business consistent with past practice or (C) by advances of expenses to employees in the ordinary course of business consistent with past practice);

(i)     except as is in the ordinary course of business consistent with past practice, (i) enter into any Contract that would have been a Material Contract if entered into prior to the date hereof or (ii) amend, renew, extend, modify or terminate, or waive, release or assign any rights, claims or benefits of the Company or any Company Subsidiary under, any Material Contract (or Contract that would have been a Material Contract if entered into prior to the date hereof);

(j)     enter into any Contract that contains any provisions restricting the Company or any Company Subsidiary from competing or engaging in any material respect in any activity or line of business or with any Person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging;

(k)     except as required by Applicable Law or by any Company Employee Benefit Plan or Contract in effect as of the date of this Agreement (i) increase the compensation payable or that could become payable by the Company or any Company Subsidiary to directors, officers or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice, (ii) pay any bonuses to directors, officers or employees, other than the 2017 bonus amounts (x) not in excess of the amounts set forth on Schedule 5.03(d) for any particular employee, (y) not in excess of $2,500,000 for non-executives in the aggregate and (z) in any event not prior to the earlier of (1) the Closing Date, if it occurs after January 31, 2018, and (2) February 28, 2018; provided that the Company shall not pay or determine the amount of any 2017 bonus for any non-executive employee prior to the Closing Date without prior consultation with and the input of the Parent; (iii) promote any officers or employees, except in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iv) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Employee Benefit Plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Company Employee Benefit Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Employee Benefit Plan, other than contributions required by Applicable Law, the terms of such Company Employee Benefit Plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;

(l)     make any material change in any financial accounting principles, methods or practices, in each case except for any such change required by GAAP or Applicable Law;

(m)     (i) institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $1.0 million in any individual case or $5.0 million in the aggregate, other than (A) in the ordinary course of business consistent with past practice and as required by their terms as in effect on the date of this Agreement, and (B) such claims, liabilities or obligations reserved against on the Company Balance Sheet (for amounts not in excess of such reserves); provided that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligations (other than the payment of money) to be performed by the Company or any Company Subsidiary following the Closing, or (ii) waive, relinquish, release, grant, transfer or assign any material right, other than in the ordinary course of business consistent with past practice or, subject to the terms hereof, fail to enforce, or consent to any material matter with respect to which its consent is required under, any material confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party;

(n)     except to the extent such action is taken in the ordinary course of business consistent with past practice: (i) make, change or revoke any Tax election, (ii) settle or compromise any Tax claim or liability, (iii) file any amended Tax Return, or (iv) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than such extensions occurring pursuant to extensions of the time to file any Tax Return);

(o)     enter into any new line of business outside of the existing business segments and reasonable extensions thereof; or

(p)     agree, resolve or commit to do any of the foregoing.

Notwithstanding anything to the contrary in this Agreement and without the prior written consent of Parent, the Company may, and may cause the Company Subsidiaries to, take reasonable actions in compliance with Applicable Law with respect to operational emergencies, equipment failures or threats to the environment or the health and safety of natural Persons; provided, however, that as promptly as practicable following the taking of any such actions, the Company shall provide Parent with written notice describing the actions so taken.

Section 4.02     Company Stockholder Meeting. Subject to the terms set forth in this Agreement, the Company, acting through the Company Board, shall, in accordance with Applicable Law and the Company Organizational Documents, duly call, give notice of, convene and hold, as soon as reasonably practicable following mailing of the Company Proxy Statement to Company Stockholders, a meeting of its stockholders for the purpose of voting on the approval of this Agreement (the “Company Stockholder Meeting”). Notwithstanding the immediately preceding sentence, the Company may adjourn or postpone the Company Stockholder Meeting (a) to the extent necessary to ensure that any required supplement or amendment to the Company Proxy Statement is provided to the Company Stockholders within a reasonable amount of time in advance of the Company Stockholder Meeting, (b) as otherwise required by Applicable Law or (c) if as of the time for which the Company Stockholder Meeting is scheduled as set forth in the Company Proxy Statement, there are insufficient shares of Company Common Stock represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting.

Section 4.03     Acquisition Proposals.

(a)     Subject to the provisions of this Section 4.03 and Schedule 4.03, from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, neither the Company nor any of the Company Subsidiaries shall, and the Company shall cause its and the Company Subsidiaries’ respective Representatives on its behalf not to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage any Acquisition Proposal or inquiries or proposals that could reasonably be expected to lead to, an Acquisition Proposal, (B) other than informing Persons of the provisions contained in this Section 4.03, enter into or participate in any substantive discussions or negotiations with, any Third Party regarding any Acquisition Proposal or any inquiries or proposals that could reasonably be expected to lead to an Acquisition Proposal, (C) furnish any confidential information of or access to the properties, books, records or personnel of the Company or the Company Subsidiaries to, any Third Party that has made, or informs the Company that it is considering making, an Acquisition Proposal, or (D) enter into any letter of intent, memorandum of understanding, merger agreement, asset or stock purchase or other acquisition agreement or other contract or agreement relating to an Acquisition Proposal or requiring the Company to abandon or terminate its obligations under this Agreement, (other than a confidentiality agreement as contemplated by Section 4.03(b)) .

(b)     Notwithstanding anything in this Section 4.03 to the contrary, at any time prior to obtaining the Company Stockholder Approval, in response to (i) an Acquisition Proposal that the Company Board determines in good faith constitutes, or could reasonably be expected to lead to, a Superior Proposal, or (ii) an inquiry relating to an Acquisition Proposal by a Third Party that the Company Board determines in good faith is credible and reasonably capable of making a Superior Proposal (an “Inquiry”), the Company, directly or indirectly through its Representatives, may (x) engage in negotiations or discussions with such Third Party and its Representatives and/or (y) furnish to such Third Party or its Representatives information relating to the Company or any Company Subsidiary and access to the properties, books, records or personnel of the Company and the Company Subsidiaries, in each case, pursuant to an Acceptable Confidentiality Agreement; provided that, without any determination of the Company Board set forth in Section 4.03(b)(i) or (ii), the Company may have discussions with any Third Party that has made an Acquisition Proposal or Inquiry solely in order to clarify and understand the terms and conditions of such Acquisition Proposal or Inquiry and the ability of such third party to consummate a Superior Proposal; provided further that the Company shall make available to Parent any material information relating to the Company or the Company Subsidiaries that is made available to such Third Party which was not previously made available to Parent at substantially the same time it is made available to such Third Party.

(c)     The Company shall notify Parent promptly (and, in any event, within twenty-four (24) hours) after receipt by the Company of any Acquisition Proposal or Inquiry, which notice shall identify the material terms and conditions of, any such Acquisition Proposal or Inquiry and shall include a copy (if in writing) of all written materials and correspondence provided by such Person in connection with the Acquisition Proposal or Inquiry or modification or amendment of any such Acquisition Proposal or Inquiry. The Company shall thereafter keep Parent reasonably informed of any material developments regarding any such Acquisition Proposal or Inquiry.

(d)     Except as expressly permitted by this Section 4.03(d) and Section 4.03(e), neither the Company Board nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the recommendation by the Company Board of this Agreement to the Company Stockholders or (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend any Acquisition Proposal (each such action, an “Adverse Recommendation Change”). Notwithstanding the foregoing, the Company Board or any committee thereof may, in response to a Superior Proposal, (i) make an Adverse Recommendation Change or (ii) terminate this Agreement pursuant to Section 8.01(d)(i) if and only if each of the following conditions are satisfied:

(i)      the Company has provided to Parent at least five (5) days’ prior notice of its intent to take such action (which notice shall include a copy of the most current draft of any agreement, understanding or term sheet with respect to such Superior Proposal, and identify the Person making such Superior Proposal) (such notice being referred to herein as “Superior Proposal Notice”) (it being understood and agreed that any such Superior Proposal Notice shall not in itself be deemed an Adverse Recommendation Change);

(ii)     if requested to do so by Parent the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during the period starting on the first (1st) day following Parent’s receipt of the Superior Proposal Notice and ending at 11:59 p.m. Houston, Texas time on the fifth (5th) day following such receipt (such period, a “Superior Proposal Notice Period”), any changes or modifications to the terms of this Agreement that Parent proposes to make; and

(iii)     at the end of such Superior Proposal Notice Period, the Company Board shall have determined in good faith, after consultation with its financial advisors and taking into account any changes or modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, that such Acquisition Proposal still constitutes a Superior Proposal. The parties agree that any amendment to the price or other material amendment to the terms of a Superior Proposal following the delivery of a Superior Proposal Notice in respect of such Superior Proposal shall require delivery of another Superior Proposal Notice to which the provisions of clauses (i), (ii) and (iii) of this Section 4.03(d) shall apply mutatis mutandis except that, in the case of such other Superior Proposal Notice, any references to five (5) days or fifth (5th) day in such clauses shall be deemed to be two (2) days or third (3rd) day, respectively.

(e)     Notwithstanding anything to contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board (or a duly authorized committee thereof) may, in response to an Intervening Event, make an Adverse Recommendation Change if the Company Board has determined in good faith, after consultation with its legal counsel, that failure to make an Adverse Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law and (i) the Company has provided to Parent at least five (5) days’ prior notice of its intent to take such action, which notice shall provide a reasonably detailed description of the Intervening Event (such notice being referred to herein as an “Intervening Event Notice”) (it being understood and agreed that any such Intervening Event Notice shall not in itself be deemed an Adverse Recommendation Change); (ii) if requested to do so by Parent, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during the period starting on the first (1st) Business Day following Parent’s receipt of the Intervening Event Notice and ending at 11:59 p.m. Houston, Texas time on the fifth (5th) day following such receipt (such period, an “Intervening Event Notice Period”), any changes or modifications to the terms of this Agreement that Parent proposes to make; and (iii) at the end of such Intervening Event Notice Period, the Company Board (or a duly authorized committee thereof) shall have determined in good faith, after consultation with its legal counsel and taking into account any changes or modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, that failure to make an Adverse Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(f)     Notwithstanding anything in this Agreement to the contrary, any factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, shall not be deemed to be a recommendation of such Acquisition Proposal or the withdrawal, amendment or modification of the recommendation of the Company Board in favor of this Agreement and the Merger. Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company Stockholders a position required by Rule 14e-2(a) or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act; (ii) making any disclosure to the Company Stockholders if the Company Board determines after consultation with its legal counsel, that the failure to make such disclosure would be reasonably be expected to be inconsistent with Applicable Law, (iii) informing any Person of the existence of the provisions contained in this Agreement or (iv) making any “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the Company Stockholders). No disclosures under this Section 4.03(f) shall be, in themselves, a basis for Parent to terminate this Agreement pursuant to Article 8. Any action permitted to be taken by the Company pursuant to Section 4.03 shall not constitute a breach of the Company’s representations, warranties, covenants or agreements contained in this Agreement.

(g)     As used in this Agreement,

(i)     “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that an Acceptable Confidentiality Agreement (A) need not contain any “standstill” or similar covenant and (B) may include provisions that are less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, so long as the Company offers to amend the Confidentiality Agreement concurrently with execution of such Acceptable Confidentiality Agreement to (x) include substantially similar provisions for the benefit of the parties thereto and (y) waive any “standstill” or similar covenant to the extent such Acceptable Confidentiality Agreement does not contain any “standstill” or similar covenant.

(ii)     “Intervening Event” means a material event, fact, circumstance, development or occurrence that was not known the Company Board, as of or prior to the date hereof (or if known, the magnitude or material consequences of which were not reasonably foreseeable by the Company Board as of or prior to the date hereof), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known if not reasonably foreseeable by the Company Board prior to the date hereof) to or by the Company Board prior to obtaining the Company Stockholder Approval; provided, however that an Intervening Event shall not include (i) any event, fact, circumstance, development or occurrence resulting from or arising out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement, (ii) the receipt, exercise or effect of an Acquisition Proposal or Superior Proposal, (iii) any change in the price or trading volume of the Company Common Stock, (iv) the Company’s exceeding any estimates, projections or other expectations of the Company’s revenues, earnings, cash flows or other operating results for any period; provided, however, that nothing herein shall prevent inclusion of any of the underlying causes of changes otherwise excluded in the determination of whether an Intervening Event has occurred, and (v) fluctuations in currency exchange rates.

(iii)     “Superior Proposal” means any written proposal made by a Third Party (A) to acquire, directly or indirectly, not less than 50% of the outstanding shares of Company Common Stock or businesses or assets of the Company or any Company Subsidiary (including capital stock of or ownership interest in any Company Subsidiary) that generated not less than 50% of the Company’s consolidated net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, and (B) which is otherwise on terms which the Company Board determines in good faith (after consultation with its financial advisors), taking into account such matters as it deems appropriate, including all legal, financial, regulatory and other aspects of the proposal, and likelihood that such proposal will be consummated on the terms proposed and the identity of the Person making the proposal, that the proposal, (i) if consummated, would result in a transaction that is more favorable, from a financial point of view, to the Company Stockholders than the Transactions contemplated and (ii) is reasonably capable of being completed.

Section 4.04     Access to Information. (a) From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (a) give to Parent, Merger Sub and their authorized Representatives reasonable access during normal business hours to the offices, properties (including, without limitation, for the conduct of any non-invasive environmental assessment and environmental compliance review), (b) furnish to Parent, Merger Sub and their authorized Representatives such existing financial and operating data and other existing information as such Persons may reasonably request, and (c) furnish, to the extent prepared by the Company in the ordinary course of business, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after prepared in the ordinary course, a copy of the monthly internally prepared financial statements of the Company, including statements of financial condition, results of operations, and statements of cash flow. Any investigation pursuant to this Section 4.04 shall be conducted under supervision of appropriate personnel of the Company and in such manner as not to unreasonably interfere with the conduct of the business or operations of the Company or the Company Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and the Company Subsidiaries of their normal duties. Notwithstanding the foregoing, (x) neither Parent, Merger Sub or their authorized Representatives shall be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the Company or the Company Subsidiaries without the prior written consent of the Company, which consent may be granted or withheld solely in the Company’s discretion, and (y) Parent shall not have access to personnel records of the Company or any Company Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the Company’s good faith opinion is sensitive or the disclosure of which could subject the Company or any Company Subsidiaries to risk of liability. Notwithstanding anything in this Section 4.04 or Sections 6.01 or 6.03 to the contrary, the Company shall not be obligated to disclose any information if the Company, in its reasonable judgment, determines that doing so would (i) violate any Applicable Law, (ii) result in the loss of attorney-client privilege or other privilege with respect to such information or (iii) result in a breach of an agreement to which the Company or any Company Subsidiary is a party or result in the disclosure of trade secrets of third parties.

Section 4.05     MARAD and FAA Assets. The Company shall, and shall cause the Company Subsidiaries to, reasonably assist Parent in the preparation for the sale of certain or all of the vessels owned by the Company and the Company Subsidiaries that are subject to the jurisdiction of the United States Maritime Administration (the “MARAD Assets”) (including by transferring such MARAD Assets and FAA Assets identified by Parent and related employees to a newly-formed wholly owned subsidiary of the Company (the “MARAD Subsidiary”)). The Company shall, and shall cause the Company Subsidiaries to, comply in all material respects with all of its obligations under that certain Purchase and Sale Agreement with Alpha VesselCo Holdings, Inc., a Delaware corporation (“VesselCo Holdings”), dated the date hereof and related to the sale of the MARAD Subsidiary (the “MARAD Sale Agreement”). Notwithstanding anything to the contrary in this Agreement, if the Company or any Company Subsidiary in good faith takes any actions related to its obligations pursuant to this Section 4.05 and Closing does not occur, other than as a result of the termination of this Agreement pursuant to Section 8.01(c) or 8.01 (d)(i), Parent shall indemnify, defend and hold harmless the Company and the Company Subsidiaries from any and all costs, expenses (including interest, court and other legal Proceeding costs, fees of attorneys, accountants and other experts or other expenses of litigation or other Proceedings), losses, damages, fines, penalties, Taxes, and liabilities incurred by the Company or the Company Subsidiaries (“Regulatory Transfer Costs”) arising from or relating to the MARAD Sale Agreement or the transactions contemplated thereby.

Section 4.06     Financing Cooperation.

(a)     The Company shall use its reasonable best efforts to, and shall cause each of the Company Subsidiaries to use their reasonable best efforts to, and shall use its reasonable best efforts to cause its Representatives to use their reasonable best efforts to, provide all cooperation that is customary in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries, including (i) participation in a reasonable number of meetings (including customary one-on-one meetings among the Financing Sources acting as lead arrangers or agents for prospective lenders or purchasers of securities and senior management of the Company and its Subsidiaries), due diligence sessions, drafting sessions and lender and “road show” presentations, (ii) furnishing Parent (which Parent may provide to its Financing Source) with the Required Information, (iii) facilitating the pledging of collateral and perfection of security interests (including using reasonable best efforts to obtain customary payoff letters, lien releases and instruments of termination or discharge) and assisting Parent in connection with obtaining surveys and title issuance as reasonably requested in writing by Parent, (iv) executing and delivering any customary pledge and security documents, guarantee agreements and any other any customary collateral documents, other definitive financing documents or other requested certificates or documents, (v) assisting with the preparation of materials for rating agency presentations, bank information memoranda, offering memorandum, “road show” presentation and similar documents required in connection with the Debt Financing, including, without limitation, using reasonable best efforts to assist Parent in the preparation of pro forma financial statements in accordance with Article 11 of Regulation S-X for inclusion in any of such documents; provided that any such memoranda and similar documents need not be issued by the Company or any of its Subsidiaries, (vi) furnishing Parent (which Parent may provide to its Financing Source) with information related to the Company and its Subsidiaries required by regulatory authorities including under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, if requested at least ten (10) Business Days prior to the Effective Time, (vii) facilitating the delivery to Parent of a customary “comfort letter” required by the terms of the Debt Financing by the Company’s registered public accounting firm, including by delivering customary management representation letters to such accounting firm (it being understood that failure to obtain such comfort letter shall not constitute a breach of this covenant), and (viii) using reasonable best efforts to cooperate with Parent to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company and causing the taking of corporate actions by the Company and its Subsidiaries reasonably necessary to permit the completion of the Debt Financing. The Company shall, and shall cause each of its Subsidiaries to, supplement the information provided by or on behalf of any of them to the Parent or any Financing Source on a reasonably current basis to the extent that any such information, to the knowledge of the Company, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading, when taken as a whole.

(b)     Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred and documented by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 4.06 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the financing and any information used in connection therewith, except with respect to any information provided in writing by the Company or any of its Subsidiaries specifically for use in connection therewith.

(c)     The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(d)     In the event that any party becomes aware that any Required Information contains an untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, such party will promptly advise the other party.

(e)     Nothing in this Agreement (including this Section 4.06) shall require any such cooperation to the extent that it would (A) require the Company or the Company Subsidiaries to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing, (B) unreasonably interfere with the ongoing business or operations of the Company or the Company Subsidiaries, (C) require the Company or the Company Subsidiaries to enter into or approve any agreement or other documentation effective prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing, (D) require the Company, any of the Company Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Debt Financing prior to the Closing, (E) cause any condition to the Closing set forth in Section 7.01 or Section 7.02 to not be satisfied or otherwise cause any breach of this Agreement or (F) reasonably be expected to conflict with or violate the Company’s or the Company Subsidiaries’ respective organizational documents or any Applicable Law in any material respect, or result in the contravention of, or result in a violation or breach of, or default under, any Contract, or (ii) require the Company to cause the delivery of legal opinions or reliance letters or any solvency certificate. For the avoidance of doubt, no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, the Company Subsidiaries, or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Closing.

(f)     Notwithstanding anything to the contrary herein, the Company shall not be deemed to be in breach of the covenant set forth in this Section 4.06 so long as such breach is not a Willful Breach.

Section 4.07     Takeover Statutes. If the Company becomes aware that any Takeover Statute or other anti-takeover statute or regulation shall become applicable to the Transactions and impose a material adverse effect on Parent or Merger Sub or on the parties’ abilities to consummate the Transactions in each case, other than as a result of actions taken by Parent or its Affiliates, the Company and the Company Board shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary, including, if applicable, amending the Company Organizational Documents to specifically opt out of the application of the Nevada Control Share Law (NRS 78.378 – 78.3793) as permitted under such law, so that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any statute or regulation on the Transactions.

Section 4.08     FIRPTA Certificate. Prior to the Closing, the Company shall provide Parent with (a) a certification the form set out on Schedule 4.08 to Parent, dated as of the Closing Date, signed by an officer of the Company to the effect that the shares of the Company are not “United States real property interests” within the meaning of Section 897 of the Code; and (b) an executed notice to the IRS, in each case, as contemplated by Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c).

Section 4.09     Section 16 Matters. Prior to the Effective Time, the Company shall take all actions reasonably necessary to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.10     Director Resignations. The Company shall use reasonable best efforts to obtain and deliver to Parent at the Closing the written resignations of each of the directors of the Company from the Company Board and each of the directors who are not officers of the Company from the board of directors (or similar governing body) of each Company Subsidiary (unless otherwise agreed to by Parent).

ARTICLE 5
COVENANTS OF PARENT

Section 5.01     Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and conditions set forth in this Agreement.

Section 5.02     Indemnification and Insurance.

(a)     From and after the Closing, Parent shall cause the Company or the Surviving Corporation, as the case may be, to the extent permitted by Applicable Law, to indemnify, defend and hold harmless against any threatened or actual claim or Proceeding and related Losses, and provide advancement of expenses to, all present and former officers, directors, employees and agents (including fiduciaries with respect to employee benefit plans) of the Company or any of its Subsidiaries (each, an “Indemnified Person”), to the same extent and under the same terms such Indemnified Persons are indemnified or have the right to advancement of expenses as of the date hereof by the Company pursuant to the Company Organizational Documents and the indemnification agreements of the Company in existence on the date hereof. As used in this Section 5.02, “Losses” means any losses, claims, damages, liabilities, reasonable and documented costs, reasonable and documented expenses (including attorney’s fees and expenses), judgments, fines or amounts paid in settlement of any claim or Proceeding.

(b)     From and after the Closing and for six (6) years after the Effective Time, Parent shall cause to be maintained in effect provisions in the articles of incorporation and bylaws of the Company or the Surviving Corporation, as the case may be, and each of its Subsidiaries (or in such documents of any successor to the business of the Company or the Surviving Corporation, as the case may be, or any of its Subsidiaries) regarding elimination of liability, indemnification and advancement of expenses that are no less favorable to the intended beneficiaries than the corresponding provisions in the articles of incorporation and bylaws of the Company and each of the Company Subsidiaries in existence on the date of this Agreement. From and after the Effective Time, any agreement between any Indemnified Person, on the one hand, and the Company or any of the Company Subsidiaries, on the other hand, regarding elimination of liability, indemnification or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(c)     Prior to the Closing, the Company shall obtain and fully pay the premium for a non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ Insurance Policies and the Company’s existing fiduciary liability Insurance Policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the Transactions contemplated hereby); provided that the cost per annum payable for such “tail” insurance policy shall not exceed 250% of the amount per annum the Company paid in its current fiscal year (such maximum amount, the “Maximum Tail Premium”) and if the cost for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium. If the Company shall for any reason fail to obtain such “tail” insurance policy as of the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company in place as of the date hereof with benefits and levels of coverage at least as favorable as that provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to purchase comparable policies for such six (6)-year period with benefits and levels of coverage at least as favorable as provided under the Company’s existing policies as of the date hereof; provided that the cost per annum payable for such “tail” insurance policy shall not exceed the Maximum Tail Premium and if the cost for such “tail” insurance policies exceeds the Maximum Tail Premium, then the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium.

(d)     If Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 5.02 (including this Section 5.02(d)).

(e)     The rights of each Indemnified Person under this Section 5.02 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company or any of the Company Subsidiaries, under the NRS or any other Applicable Law, under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. The obligations of Parent and the Surviving Corporation under this Section 5.02 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.02 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.03     Employee Matters.

(a)     Parent shall cause the Surviving Corporation to deem the period of employment with the Company and the Company Subsidiaries (and with predecessor employers with respect to which the Company and the Company Subsidiaries shall have granted service credit) for each employee of the Company or any Company Subsidiary immediately prior to the Effective Time (a “Continuing Employee”) to have been employment and service with Parent and the Surviving Corporation for all purposes, including eligibility, vesting and entitlement to benefits (but not for accrual of defined benefit plan benefits, the vesting of equity or equity-based awards or where such service recognition would cause a duplication of benefits) for all of Parent’s and the Surviving Corporation’s employee benefit plans, programs, policies or arrangements that are similar to any such employee benefit plans, programs, policies or arrangements in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time.

(b)     For eleven (11) months after the Effective Time, Parent will cause the Company or the Surviving Corporation, as applicable, to provide to each Continuing Employee: (i) base salary or regular hourly rate of pay (as applicable) at least as favorable as the base salary or regular hourly rate of pay that such Continuing Employee received immediately prior to the Effective Time; and (ii) medical, dental and welfare benefits that in the aggregate are at least as favorable as medical, dental and welfare benefits (for the sake of clarity, such benefits shall not include equity grants under Company Employee Benefit Plans), provided to such Continuing Employee immediately prior to the Effective Time, it being understood that existing employment agreements in effect as of June 30, 2017 will not be amended without the prior written consent of Parent. Notwithstanding the foregoing, for at least eleven (11) months after the Effective Time, Parent will cause the Surviving Corporation to provide severance benefits to each Continuing Employee eligible to participate in the Omega Protein Corporation Severance Benefits Plan as of the Effective Time who is terminated during such period that are at least as favorable as those provided in accordance with the terms and conditions of such plan, all as listed in Schedule 5.03(b).

(c)     If the Continuing Employees are covered by medical and dental plans of Parent, the Surviving Corporation or any of their Affiliates, Parent shall use commercially reasonable efforts to (i) waive, or cause the Surviving Corporation or the applicable Affiliate to waive, and shall use commercially reasonable efforts to cause the relevant insurance carriers and other third parties to waive, all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participant and coverage requirements applicable to such Continuing Employees and their eligible dependents for the purpose of any such plans, except to the extent that such conditions, exclusions or waiting periods would apply under the relevant Company Employee Benefit Plan; and (ii) cause each such Continuing Employee to be given credit under such group medical and dental plans of Parent, the Surviving Corporation or any of their Affiliates, as applicable, for the year during which the Effective Time occurs, for any co-payments, deductibles and similar payments such Continuing Employees made or incurred during such year under the relevant Company Employee Benefit Plan. For the calendar year in which the Effective Time occurs, Parent shall credit, or cause the Surviving Corporation or the applicable Affiliate to credit each employee of the Company or any Company Subsidiary with an amount of vacation and sick leave equal to the employee’s unused vacation and sick leave under the Company’s vacation and sick leave policy immediately prior to the Effective Time based on the policy as in effect immediately prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation.

(d)     Parent shall cause the Surviving Corporation to pay, to the extent not previously paid by the Company, an annual bonus for 2017 to each Continuing Employee (i) employed by the Surviving Corporation or any Company Subsidiary as of the date such bonus is paid or (ii) whose employment was terminated without cause (or if applicable under any severance or change of control agreement, other than “for cause”) by the Surviving Corporation or a Company Subsidiary, in the case of clauses (i) and (ii) in an amount equal to no less than the Designated Percentage of the amount provided for on Schedule 5.03(d) for each such employee and no more than the amount set forth on Schedule 5.03(d) for such employee; provided, however that in no event shall the Surviving Company be required to pay in excess of $2,500,000 in the aggregate for 2017 annual bonuses to the non-executives, and all 2017 annual bonuses shall be paid within 60 days of the end of such calendar year; and provided further, that, in the event of a termination without cause (or if applicable under any severance or change of control agreement, other than “for cause”) by the Surviving Corporation or a Company Subsidiary of such Continuing Employee’s employment prior to the date that such 2017 annual bonus is paid, the amount of such bonus shall be the amount set forth on Schedule 5.03(d), pro-rated for the number of calendar days in 2017 that such Continuing Employee was employed by the Company, the Parent, the Surviving Corporation, or any of their Affiliates. For purposes of this paragraph “Designated Percentage” shall mean the percentage applicable to such employee as set out on Schedule 5.03(d).

(e)     Parent shall cause the Surviving Corporation to pay to each Continuing Employee, within thirty (30) days following the Closing Date, all amounts owed on the Closing Date under the Company’s 2015 Cash Incentive Performance Unit Plan, the Company’s 2016 Cash Incentive Performance Unit Plan, and the Company’s 2017 Cash Incentive Performance Unit Plan in accordance with the terms of the applicable Performance Unit Plan. For the avoidance of doubt, the value of the performance units under each Performance Unit Plan shall be (i) the actual amount earned for each calendar year of the applicable Performance Period (as defined in the applicable Performance Unit Plan) ending prior to the date of this Agreement and (ii) deemed to be $1.00 for each calendar year of the applicable Performance Period ending after the date of this Agreement.

(f)     The provisions of this Section 5.03 are solely for the benefit of the parties hereto and nothing in this Section 5.03, express or implied, shall confer upon any Continuing Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Section 5.03, express or implied, shall be (i) deemed an amendment of any Company Employee Benefit Plan providing benefits to any Continuing Employee or (ii) construed to prevent Parent or the Surviving Corporation from terminating or modifying to any extent or in any respect any employee benefit plan that Parent or the Surviving Corporation may establish or maintain.

Section 5.04     Financing.

(a)     Each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Debt Financing on the terms and conditions described in the Financing Facilities (including the Debt Commitment Letters), and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Facilities if such amendment, modification or waiver (i) reduces (or would have the effect of reducing) the aggregate amount of the cash proceeds available from the Debt Financing (including by increasing the amount of fees to be paid or original issue discount unless (A) the Debt Financings is increased by a corresponding amount and (B) after giving effect to any of the transactions referred to in clause (A) above, the representation and warranty set forth in Section 3.02(f) shall be true) or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Debt Financing, or otherwise expands, amends or modifies any other provision of the Financing Facilities in a manner that would reasonably be expected to (A) materially delay or prevent or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the date of the Closing or (B) materially and adversely impact the ability of Parent or Merger Sub to enforce its rights against other parties to the Financing Facilities (provided that, subject to compliance with the other provisions of this Section 5.04, Parent and Merger Sub may amend the Debt Commitment Letters to add additional lenders, arrangers, bookrunners, agents and other similar entities). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement.

(b)     Each of Parent and Merger Sub shall use its reasonable best efforts to (i) maintain in full force and effect the Financing Facilities (including the Debt Commitment Letters), (ii) negotiate and enter into definitive agreements with respect to the Financing Facilities on the terms and conditions contained in the Financing Facilities (or on terms no less favorable to Parent or Merger Sub (in the reasonable judgment of Parent) than the terms and conditions in the Financing Facilities), (iii) to satisfy on a timely basis all conditions applicable to Parent and Merger Sub to funding in the Financing Facilities that are within their control, (iv) in the event that all conditions in the Financing Facilities and this Agreement have been satisfied, to consummate the Debt Financing at or prior to the Closing and (v) to comply with its obligations under the Financing Facilities. In the event that all conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived or, upon funding shall be satisfied or waived (other than any such conditions which by their nature can only be satisfied at Closing, which shall be required to be so satisfied or (to the extent permitted by Applicable Law) waived at such time), Parent and Merger Sub shall cause the Financing Sources to fund on the Closing Date the Debt Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby, and shall enforce their rights under the DNB Credit Facility or Debt Letters, as applicable (including in the event of any breach or purported breach thereof by taking enforcement action to cause such lenders and the other Financing Sources to fund such Debt Financing). Parent and Merger Sub shall not take, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the DNB Credit Facility or the Debt Letters or in any definitive agreement related to the Debt Financing. Parent and Merger Sub shall not object to the utilization of any “market flex” provisions by any Financing Source. Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide the Company copies of material definitive arrangements for the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (A) of any breach or default by any party to any of the Financing Facilities of which Parent or Merger Sub becomes aware, (B) of the receipt of any written notice from any Financing Source with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Facilities of any provisions of the Financing Facilities or (2) material dispute or disagreement between or among any parties to any of the Financing Facilities with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing, and (C) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain the Debt Financing in an amount sufficient to consummate the Merger on substantially the same terms and conditions, in the manner or from the sources contemplated by any of the Financing Facilities. Upon the occurrence of any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence or if any portion of the Debt Financing otherwise becomes unavailable, and such portion is necessary to fund an amount sufficient to consummate the Merger upon the terms contemplated by this Agreement and pay all related fees and expenses of Parent, Merger Sub and their respective Representatives pursuant to this Agreement, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing (“Alternative Financing”) from the same or alternative sources on terms and conditions that are no less favorable (in the reasonable judgment of Parent) to Parent and Merger Sub, taken as a whole, than those set forth in the Financing Facilities, in an amount when added to the portion of the Debt Financing being replaced that is still available, to consummate the transactions contemplated hereby as promptly as practicable following the occurrence of such event. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Debt Financing” and any commitment letter for such Alternative Financing shall be deemed a “Debt Commitment Letter” for all purposes of this Agreement. Notwithstanding anything herein to the contrary, in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require Parent or Merger Sub to, and neither Parent nor Merger Sub shall be required to, (i) pay any fees in excess of those contemplated by the Financing Facilities or (ii) agree to any term that is outside of, or less favorable than, any applicable economic provision of the Financing Facilities or any related fee letter. Parent shall deliver to the Company complete and correct copies of all agreements (including redacted fee letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing.

ARTICLE 6
COVENANTS OF PARENT AND THE COMPANY

Section 6.01     Reasonable Best Efforts.

(a)     Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transactions as promptly as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, licenses, waivers, expiration of the applicable waiting periods and other confirmations required to be obtained from any Governmental Authority (including from MARAD) or other Third Parties that are necessary to consummate the Transactions, (iii) defending or contesting any Proceeding challenging this Agreement or the Transactions and (iv) executing and delivering any additional instruments necessary to consummate the Transactions.

(b)     In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make, or shall cause their respective ultimate parent entity (as defined in the HSR Act) to make, (i) all pre-merger notification filings required under the HSR Act, and (ii) each other filing required pursuant to any Foreign Antitrust Law, in each case with respect to the Transactions as identified on Schedule 3.01(c) (together with the HSR Act, “Premerger Notification Rules”) and to supply as promptly as practicable any information and any material that may be requested in connection with the preparation and submission of any filing or submission under any Premerger Notification Rules, and (iii) any required filings in connection with MARAD Approval, in the case of clause (i), (ii), and (iii) as promptly as reasonably practicable (and in any event, within fifteen (15) Business Days after the date hereof unless the parties otherwise agree in writing). Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance in connection with its preparation of any filings and submissions under any Premerger Notification Rules. Unless otherwise agreed, Parent and the Company shall use their reasonable best efforts to obtain the expiration of any applicable waiting period under any Premerger Notification Rules as promptly as practicable and obtain the consents, authorizations or approval of MARAD as promptly as practicable and in any event prior to the Outside Date. Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information from any Governmental Authority, including those charged with enforcing, applying, administering, or investigating any statute, law, ordinance, rule or regulation designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, restraining trade or abusing a dominant position, including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, or any other competition authority of any jurisdiction. Parent and the Company will each promptly furnish the other with copies of all written communications (and memoranda setting forth the substance of any oral communication) with any Governmental Authority in connection with the transactions contemplated by this Agreement; provided, however, that the providing party may redact information related to the transaction value and reasonably designate materials that are competitively sensitive for review by the other’s outside counsel only.

(c)     Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Governmental Authority.

(d)     Each of Parent and the Company shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act, any Foreign Antitrust Law or MARAD, (ii) give the other party reasonable prior notice of all filings or submissions (including any memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the Transactions, articulating any regulatory or competitive argument) or responding to requests or objections made by any Governmental Authority to any Governmental Authority under the Premerger Notification Rules and MARAD and, to the extent reasonably practicable, of any material communication with, and any inquiries or requests for additional information from, any other Governmental Authority regarding the Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, memoranda, white papers, correspondence, communications, inquiries or requests, and (iii) unless prohibited by Applicable Law or by the applicable Governmental Authority, and to the extent reasonably practicable, (A) not participate in or attend any meeting with any Governmental Authority in respect of the Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting, (C) in the event one party is prohibited by Applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority, and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement or the Transactions; provided, however, that any materials furnished by Parent or the Company to the other party pursuant to this Section 6.01(d) may be redacted (1) to remove references concerning the valuation of the Company or (2) as Parent or the Company, as applicable, determines in good faith is necessary to comply with contractual arrangements or other confidentiality obligations or Applicable Law or to address reasonable attorney-client or other privilege concerns.

(e)     With regard to any Governmental Authority in connection with Premerger Notification Rules or MARAD Approval, neither the Company nor any of its respective Affiliates shall, without Parent’s written consent, discuss or commit to any divestiture transaction, or discuss or commit to alter their respective businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Parent’s freedom of action with respect to, or Parent’s ability to retain any of the businesses, product lines or assets of, the Company or otherwise receive the full benefits of this Agreement.

(f)     In furtherance and not in limitation of the foregoing, each of Parent and Merger Sub (i) shall, and shall cause its Affiliates to, comply in all material respects with all of its and their obligations under the MARAD Sale Agreement and (ii) shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to maintain the eligibility of the MARAD Assets for documentation with fishery endorsements, consistent with the eligibility conditions set forth in that certain letter from the United States Maritime Administration to William N. Myhre, Esq., dated as of September 29, 2017, including, without limitation, entering into or, in each case, causing its Affiliates to enter into on or prior to the Closing Date, as applicable:

(A)     the Fish Supply Agreement, by and among the MARAD Subsidiary and OPI in substantially the form attached to the MARAD Sale Agreement; and

(B)     the Stockholder Agreement, by and among Seth Dunlop, VesselCo Holdings and an affiliate of Parent in substantially the form attached to the MARAD Sale Agreement.

(g)      Parent agrees that, from and after the date hereof and prior to the Effective Time, and except as may be agreed in writing by the Company or as may be expressly permitted pursuant to this Agreement, Parent shall not, and shall not permit any of the Parent Subsidiaries to agree, in writing or otherwise, to take any action which could reasonably be expected to result in the failure to satisfy any condition to the Merger or a Parent Material Adverse Effect.

Section 6.02     Proxy Statement. As promptly as reasonably practicable following the execution of this Agreement, with the timely cooperation and assistance from Parent, the Company shall prepare and file with the SEC the Company Proxy Statement in preliminary form; provided that the Company shall provide Parent and its counsel a reasonable opportunity to review the preliminary Company Proxy Statement in advance of the filing thereof with the SEC and consider in good faith any comments reasonably proposed by Parent and its counsel (it being understood that Parent and its counsel shall provide any comments thereon as promptly as practicable); provided, further, that the foregoing shall not apply with respect to any disclosures or statements related to any Acquisition Proposal, Superior Proposal or Adverse Recommendation Change. The Company shall use its reasonable best efforts to cause the Company Proxy Statement to be mailed to the Company Stockholders as promptly as practicable following the receipt of confirmation from the SEC that it will not comment on, or that it has no additional comments on, the Company Proxy Statement. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the preparation and filing with the SEC of the Company Proxy Statement. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it, or any of its Representatives, for use in the Proxy Statement if and to the extent that such information contains any untrue statement of material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall promptly file with the SEC an appropriate amendment or supplement describing such information or correction and, to the extent required by Applicable Law, disseminate such amendment or supplement to the Company Stockholders. The Company shall (a) as promptly as reasonably practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, and advise Parent and its counsel of any oral comments, with respect to the Company Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, (b) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to such comments and (c) consider in good faith any comments reasonably proposed by Parent and its counsel (it being understood that Parent and its counsel shall provide any comments thereon as promptly as practicable); provided, however, that the foregoing shall not apply with respect to any disclosures or statements related to any Acquisition Proposal, Superior Proposal or Adverse Recommendation Change.

Section 6.03     Public Announcements. Subject to Section 4.03, and unless and until an Adverse Recommendation Change or termination of this Agreement has occurred, Parent and the Company shall consult with each other before issuing any press release, Current Report on Form 8-K, and to the extent reasonably practicable, making any other public statement with respect to the Agreement or the Transactions and, except in respect of any such press release, Current Report on Form 8-K or other public statement, press conference or conference call as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case the disclosing party shall use its reasonable best efforts to consult with the other party in accordance with this Section 6.03 prior to such public release), shall not issue any such press release or Current Report on Form 8-K, make any such other public statement or schedule any such press conference or conference call prior to such consultation; provided, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statement is substantially similar to previous press releases, Current Report on Form 8-K, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the other party). The provisions of this Section 6.03 shall not apply to any release, public statement or other Company communications relating to an Acquisition Proposal or an Adverse Recommendation Change.

Section 6.04     Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 6.05     Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions.

Section 6.06     Advice of Changes; No Control. Subject to compliance with all Applicable Laws, the Company and Parent, as the case may be, shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, or which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the Company’s operations. The Company shall promptly notify Parent upon receipt of notice that coverage of any material claim by the Company or any of the Company Subsidiaries under any of the Insurance Policies has been questioned, denied or disputed by the underwriters of such Insurance Policies.

Section 6.07     Transaction Litigation. In the event that any claim or legal or administrative Proceeding by any Governmental Authority or other Person that questions the validity or legality of the Transactions or seeks damages related to this Agreement, the Merger, or the other Transactions is brought, or, to the knowledge of the Company or Parent, as applicable, threatened in writing, prior to the Effective Time against the Company or the Company Subsidiaries and/or the members of the Company Board or the Parent or the Parent Subsidiaries, each of Parent and the Company shall promptly notify the other party of any such litigation and shall keep the other party reasonably informed with respect to the status thereof. The Company and Parent shall give each other the reasonable opportunity to participate, at their own expense, in the defense, settlement and/or prosecution of any pending or threatened litigation related to the Transactions. None of the Company or the Company Subsidiaries or Representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such stockholder litigation or consent to the same unless Parent shall have consented in writing; provided, however, that Parent’s consent shall not be unreasonably withheld, delayed or conditioned.

Section 6.08     Compliance with Judgments.

(a)     Parent and Merger Sub acknowledge that the MARAD Assets and the FAA Assets are subject to certain judicial conditions, approvals and obligations imposed upon Omega Protein, Inc. ("OPI"), pursuant to a January 27, 2017 Judgment in United States of America v. Omega Protein, Inc. (Case Number: 6:16-CR-00292-1) and a June 14, 2013 Judgment in United States of America v. Omega Protein, Inc. (Case Number 2:13cr00043), collectively referred to herein as the “Judgments and Probation Conditions.” As of the Effective Time, Parent and Merger Sub shall cause OPI to continue to comply with all the terms, obligations and conditions of these two Judgments and Probation Conditions. As of the Effective Time, Parent and Merger Sub shall cause OPI to notify and obtain permission of its Probation Officer required as part of its obligations to sell, assign or transfer assets (including the affected marine vessels) that are subject to these Judgments and Probation Conditions. As of the Effective Time, each of Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to comply with and to facilitate the compliance with the Judgments and Probation Conditions by OPI. In addition, Parent and Merger Sub shall encourage the party which ultimately acquires or owns the MARAD Assets and the FAA Assets to:

(i)     in connection with obtaining judicial consent to transfer the MARAD Assets and the FAA Assets, enter into any required modification of the Judgments and Probation Conditions setting out, or otherwise confirming to the satisfaction of the applicable court and its Probation Officer, the allocation of the legal obligations established pursuant to the provisions of this Section 6.08;

(ii)     provide reasonable and unimpeded access to OPI following Closing such that OPI may perform such monitoring and oversight of the court-ordered environmental and safety compliance plans (“Compliance Plans”) applicable to the MARAD Assets and the FAA Assets as OPI deems reasonably necessary to comply with the Judgments and Probation Conditions;

(iii)     ensure that all operations associated with operating the MARAD Assets and the FAA Assets are conducted in compliance with the Compliance Plans;

(iv)     fully cooperate with, and allow OPI to operate the fish-processing plants in accordance with the Compliance Plans; and

(v)     provide reasonable and unimpeded access to third party monitors and auditors to conduct evaluations and inspections of implementation and compliance with the Compliance Plans.

ARTICLE 7
CONDITIONS TO THE MERGER

Section 7.01     Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a)     Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with the NRS and the Company Organizational Documents.

(b)     Approvals. The waiting period applicable to the consummation of the Merger pursuant to the Premerger Notification Rules shall have expired or been terminated; and all other consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from any Governmental Authority set forth on Schedule 7.01(b), shall have been obtained, or any applicable waiting period shall have expired or been terminated.

(c)     No Injunctions or Restraints. No Governmental Authority having jurisdiction over any party hereto shall have issued any order or other action (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Applicable Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

Section 7.02     Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part exclusively by Parent:

(a)     Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.01 of this Agreement (other than in the first sentence of Section 3.01(a), Section 3.01(b)(i), Section 3.01(e)(i) and (ii), the first sentence of Section 3.01(i), Section 3.01(x), Section 3.01(y) and Section 3.01(z)) shall be true and correct when made and as of immediately prior to the Effective Time, as if made at and as of such time (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only as of that date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect” “material,” or “materially”) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.01(e)(i) and (ii) shall be true and correct when made and as of immediately prior to the Effective Time, as if made at and as of such time (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only as of that date), except for any de minimis inaccuracies; and (iii) the representations and warranties contained in the first sentence of Section 3.01(a), Section 3.01(b)(i), the first sentence of Section 3.01(i), Section 3.01(x), Section 3.01(y) and Section 3.01(z) shall be true and correct in all respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only as of that date).

(b)     Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all of its obligations required to be performed by it under the MARAD Sale Agreement, including consummation of the transfer of the MARAD Assets and FAA Assets to the MARAD Subsidiary, if all conditions to closing under such agreement to be performed by VesselCo Holdings have been met or waived and VesselCo Holdings has performed or complied with all of its obligations under the MARAD Sale Agreement required to be performed by it. The Company shall have performed or complied in all material respects with all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)     No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change or event that has had, individually or in the aggregate, a Company Material Adverse Effect.

(d)     Compliance Certificate. Parent shall have received a certificate of the Company signed by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, confirming that the conditions in Section 7.02 have been satisfied.

Section 7.03     Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part exclusively by the Company:

(a)     Representations and Warranties of Parent and Merger Sub. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct when made and as of immediately prior to the Effective Time as if made at and as of such time (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only as of that date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation indicated by the words “Parent Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materiality”) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)     Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed or complied in all material respects with all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)     Payment Fund. Parent shall have deposited in the Payment Fund cash in an amount sufficient to permit payment of the aggregate Merger Consideration payable pursuant to Section 2.06 and provided or caused to be provided to the Company the amounts required by Section 2.08 and Section 2.09.

(d)     Compliance Certificate. The Company shall have received a certificate of Parent signed by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, confirming that the conditions in Section 7.03 have been satisfied.

ARTICLE 8
TERMINATION

Section 8.01     Termination. This Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Effective Time (notwithstanding any Company Stockholder Approval):

(a)     by mutual written agreement of the Company and Parent;

(b)     by either the Company or Parent:

(i)     if the Merger shall not have occurred on or before February 11, 2018 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party if the failure of the Closing to occur on or before the Outside Date is primarily caused by or resulted from a breach of, in any material respect, any covenant or obligation in this Agreement that is required to be performed by such party; provided further, however, that, if as of the Outside Date, all conditions to the Merger have been met (other than the condition to obtain MARAD Approval contained in Section 7.01(b) and any conditions which by their nature can only be satisfied at Closing, which shall be required to be so satisfied or (to the extent permitted by Applicable Law) waived at such time) or have been waived by the Company, the Outside Date shall be extended by up to 60 days upon the written request of Parent at least one Business Day prior to the Outside Date if (x) the commitments and facilities to provide the Financing (or any Alternative Financing) shall have been extended to the proposed extended Outside Date without any material change to the terms thereof, (y) Parent and Merger Sub are in material compliance with Section 6.01 hereof and (z) the Company Board determines in good faith (after consultation with Parent), that there exists at such time an objectively reasonable probability of both (A) the MARAD Approval being obtained and (B) the consummation of the Merger occurring within such extension period; or

(ii)     if (A) any Governmental Authority having jurisdiction over any party hereto shall have issued any order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order or other action shall have become final and non-appealable or there shall be adopted any Applicable Law that makes consummation of the Merger illegal or otherwise prohibited; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described under this Section 8.01(b)(ii)(A); or (B) the Company Stockholder Meeting shall have concluded and the Company Stockholder Approval shall not have been obtained.

(c)     by Parent:

(i)     within five (5) Business Days after an Adverse Recommendation Change has occurred;

(ii)     in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.02(a) or (b) as applicable, and (B) cannot be or has not been cured by the earlier of thirty (30) days after the giving of notice to the Company of such breach and the Outside Date (a “Company Terminable Breach”); provided that the Parent is not then in a Parent Terminable Breach; or

(d)     by the Company:

(i)     if the Company Board determines to enter into a letter of intent, memorandum of understanding or definitive agreement for a Superior Proposal; provided, however, that such termination pursuant to this 8.01(d)(i) shall not be effective until the Company pays the Company Termination Fee payable pursuant to Section 9.04(b);

(ii)     in the event of a breach by the Parent or Merger Sub of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.03(a) or (b) as applicable, and (B) cannot be or has not been cured by the earlier of thirty (30) days after the giving of notice to the Parent of such breach and the Outside Date (a “Parent Terminable Breach”); provided that the Company is not then in Company Terminable Breach; or

(iii)     if (A) the conditions to the Merger (other than any such conditions which by their nature can only be satisfied at Closing, which shall be required to be so satisfied or (to the extent permitted by Applicable Law) waived at such time)have been satisfied, and (B) the Closing shall not have been consummated within three (3) Business Days after the delivery of notice to the Parent that the conditions to the Merger have been satisfied.

Section 8.02     Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article 8 (other than pursuant to Section 8.01(a)) shall deliver notice of such termination to each other party hereto specifying with particularity the reason for such termination, and, except as specifically set forth in Section 8.01(d)(i), any such termination in accordance with this Section 8.02 shall be effective immediately upon delivery of such notice to the other party. If this Agreement is terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder or Representative of such party) to the other party hereto; provided that (a) the provisions of this Section 8.02 and Sections 9.01, 9.04, 9.07, 9.08 and 9.09, the Confidentiality Agreement shall survive any termination hereof and (b) subject to Section 9.04 (including the limitations on liability contained therein), neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach of this Agreement prior to such termination. The parties acknowledge and agree that any failure by a party to consummate the Transactions within three (3) Business Days after the applicable conditions to Closing set forth in Article 7 has been satisfied or waived (other than any such conditions which by their nature can only be satisfied at Closing, which shall be required to be so satisfied or (to the extent permitted by Applicable Law) waived at such time) shall constitute a Willful Breach of this Agreement.

ARTICLE 9
MISCELLANEOUS

Section 9.01     Notices. Any notice or communication required or permitted hereunder shall be in writing and shall be deemed to be given and received (a) upon receipt if delivered by hand or a nationally recognized overnight courier service, (b) upon receipt of an appropriate electronic answerback or confirmation when delivered by fax (to such number specified below or another number or numbers as such Person may subsequently designate by notice given hereunder), (c) upon receipt of electronic mail (“email”) (to the email address specified below or another address as such Person may subsequently designate by notice given hereunder) or (d) five (5) Business Days after the date of mailing postage paid to the address below or to such other address or addresses as such Person may hereafter designate by notice given hereunder:

if to Parent or Merger Sub to:

Cooke Inc.

40 Wellington Row

Saint John, N.B.

E2L 3H3

Attention: Rod Gould, Chief Legal Officer

Email: rgould@cookeaqua.com

Facsimile No.: (506) 694-1381

with a copy to (which shall not constitute notice):

Kelley Drye & Warren LLP

333 West Wacker, Suite 2600

Chicago, Illinois 60606

Attention:     Timothy R. Lavender

Email: tlavender@kelleydrye.com

Facsimile No.: (312) 857-7095

if to the Company, to:

Omega Protein Corporation

2105 City West Blvd., Suite 500

Houston, Texas 77042

Attention:        Bret Scholtes, Chief Executive Officer

John Held, Executive Vice President, General Counsel and Secretary

Email: bscholtes@omegaprotein.com; jheld@omegaprotein.com

Facsimile No.: (713) 940-6122

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin St., Suite 2500

Houston, Texas 77002

Attention: Jeffery Floyd; Brittany Sakowitz

Email: jfloyd@velaw.com; bsakowitz@velaw.com

Facsimile No.: (713) 615-5660

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 9.02     Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time and neither party nor any of their respective stockholders or Representatives shall have any liability to the other party or any of its Affiliates with respect to such representations or warranties. The covenants and agreements of the parties in this Agreement shall survive the Effective Time to the extent the terms of such covenants or agreements contemplate performance after the Effective Time.

Section 9.03     Amendments; Extensions and Waivers.

(a)     This Agreement may be amended or supplemented in any and all respects by written agreement signed by each of the parties hereto; provided, however, that (i) after adoption of this Agreement by the holders of Company Common Stock, no amendments shall be made which by Applicable Law require further approval by such holders without obtaining such further approval and (ii) this Agreement may not be amended or supplemented in any respect after the Effective Time; provided, further, that this Section 9.03 and Sections 9.06, 9.07, 9.08, 9.09, 9.11, 9.12, 9.13, and 9.14 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Financing Source without the prior written consent of such Financing Source.

(b)     At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

(c)     No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04     Expenses.

(a)     General. Except as otherwise provided in Section 4.06, Section 5.02 or this Section 9.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided that the Company and Parent shall share equally all filing fees payable under the HSR Act.

(b)     Termination Fees and Expenses.

(i)     If this Agreement is terminated by Parent pursuant to Section 8.01(c)(i) or by the Company pursuant to Section 8.01(d)(i), then the Company shall pay the Company Termination Fee to Parent in immediately available funds, in the case of a termination by Parent, within two (2) Business Days after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii)     If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b)(ii)(B) or by Parent pursuant to Section 8.01(c)(ii) with respect to the Company’s breach or failure to perform an agreement or covenant under Section 4.03 of this Agreement, (B) after the date of this Agreement and prior to the Company Stockholder Meeting or such termination, as applicable, an Acquisition Proposal shall have been publicly announced or otherwise communicated to the Company Stockholders and not withdrawn in the case of termination pursuant to clause (B) of Section 8.01(b)(ii) prior to the Company Stockholder Meeting or in the case of termination pursuant to Section 8.01(c)(ii) prior to the date of termination, and (C) within 12 months following the date of such termination, the Company enters into a definitive agreement with respect to such Acquisition Proposal, then the Company shall pay to Parent in immediately available funds, concurrently with consummation of such Acquisition Proposal, the Company Termination Fee; provided that for purposes of this Section 9.04(b)(ii), all references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

(iii)     If (A) either Parent or the Company terminates this Agreement pursuant to (x) Section 8.01(b)(i) and, at the time of such termination, any of the conditions set forth in Section 7.01(b) or Section 7.01(c) (if and only if the applicable event giving rise to the failure of such condition under either Section 7.01(b) or Section 7.01(c) to be satisfied arises in connection with the failure of the waiting period under the HSR Act to expire or be terminated, approvals, consents or authorizations under any Foreign Antitrust Laws or the MARAD Approval), shall have not been satisfied or (y) Section 8.01(b)(ii)(A) (if, and only if, the applicable restraint or order giving rise to such termination arises in connection with the failure of the waiting period under the HSR Act to expire or be terminated, approvals, consents or authorizations under any Foreign Antitrust Laws, the MARAD Approval or the consent referenced in Schedule 3.01(c)(vi)(Item b)) and (B) at the time of such termination, the conditions to Closing set forth in Section 7.01(b) (other than those related to the failure of the waiting period under the HSR Act to expire or be terminated, or approvals, consents or authorizations under any Foreign Antitrust Laws or the MARAD Approval), Section 7.02(a), Section 7.02(b) and Section 7.02(c) (other than those conditions that by their nature can be satisfied only at the Closing, but subject to such conditions being capable of being satisfied if the Closing Date were the date of such termination) shall have been satisfied or waived in accordance with this Agreement, Parent shall pay the Regulatory Termination Fee within two (2) Business Days of such termination to an account as directed by the Company.

(iv)     The “Company Termination Fee” and the “Regulatory Termination Fee” shall each be equal to $20,000,000.

(c)     Integral Terms. Each party acknowledges that (i) the agreements contained in this Section 9.04 are an integral part of the Transactions, and without these agreements, the parties would not have entered into this Agreement, and (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or a Regulatory Termination Fee, as the case may be, is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.04(b) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions.

(d)     Limitation of Liability.

(i) Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under this Section 9.04 and the Company Termination Fee is paid, the payment of the Company Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates with respect to this Agreement and the Transactions, except in the case of a Willful Breach, and, upon payment of the Company Termination Fee pursuant to this Section 9.04, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates shall have any further liability relating to or arising out of this Agreement or the Transactions, except in the case of a Willful Breach. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(ii)     Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which the Parent is obligated to pay the Regulatory Termination Fee under this Section 9.04 and the Regulatory Termination Fee is paid, the payment of the Regulatory Termination Fee shall be the sole and exclusive remedy available to the Company against the Parent and Merger Sub and their Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates with respect to this Agreement and the Transactions, except in the case of a Willful Breach, and, upon payment of the Regulatory Termination Fee pursuant to this Section 9.04, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates shall have any further liability relating to or arising out of this Agreement or the Transactions, except in the case of a Willful Breach. In no event shall the Parent or Merger Sub be required to pay the Regulatory Termination Fee on more than one occasion.

Section 9.05     Rules of Construction; Disclosure Schedule References.

(a)     Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b)     The parties hereto agree that any reference to an item in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties (or covenants, as applicable) of such party to the extent that it is reasonably apparent on its face that such disclosure is applicable to such other representations, warranties or covenants. The inclusion of an item in the Company Disclosure Schedule or reference to a dollar amount in the Company Disclosure Schedule shall not be deemed an admission that such item represents a material exception or material fact or used to establish any standard of materiality or define any terms under this Agreement.

Section 9.06     Binding Effect; Benefit; Assignment.

(a)     The provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and permitted assigns. The provisions of Section 5.02 and, from and after the Effective Time, the provisions of Article 2 are intended to be for the benefit of, and shall be enforceable after the Effective Time by, the Persons referred to therein and their respective heirs and Representatives. The Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 5.02(a), relating to the enforcement of such Indemnified Person’s rights under Section 5.02 regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification. Except as provided in the immediately preceding sentence, this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that each Financing Source shall be an express third party beneficiary with respect to Sections 9.03, 9.06, 9.07, 9.08, 9.09, and 9.14. Notwithstanding the foregoing, in the event of Parent’s or Merger Sub’s fraud or Willful Breach, as a result of which damages would be payable, then the Company Stockholders, acting solely through the Company, shall be beneficiaries of this Agreement and shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees; provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company, on behalf of the Company Stockholders, in the Company’s sole discretion, it being understood and agreed that such rights shall attach to such shares of Company Common Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be (i) distributed, in whole or in part, by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.

(b)     No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto; provided that Parent and Merger Sub, and their respective successors and permitted assigns, may assign, without the consent of any other Person or party, any or all of its rights pursuant to this Agreement, and each of the other agreements and instruments contemplated hereby, including its rights to indemnification, to any of its Financing Sources as collateral security.

Section 9.07     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the conflicts of law rules of such state that would direct a matter to another jurisdiction. Notwithstanding anything to the contrary contained herein, any and all claims arising under the Financing Facility (including any claim, controversy or dispute against or involving any Financing Source, including their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 9.07) shall be governed by, and construed and enforced in accordance with, the laws of the state of New York, without giving effect to any choice of law or conflicts of laws rules or provisions (whether of the state of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of New York; provided, however, that the laws of the State of Nevada shall govern in determining (a) the interpretation of a “Company Material Adverse Effect” and whether a “Company Material Adverse Effect” has occurred, (b) the accuracy of any Omega Representation (as defined in the Debt Commitment Letters) and whether as a result of any inaccuracy thereof Parent has the right to terminate its obligations, or refuse to consummate the transactions, under this Agreement and (c) whether the transactions under this Agreement have been consummated in accordance with the terms hereof (in each case, without regard to the principles of conflicts of laws thereof, to the extent that the same are not mandatorily applicable by statute and would require or permit the application of the law of another jurisdiction).

Section 9.08     Jurisdiction. Each of the parties hereto (i) agrees that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought, heard and determined exclusively in the state courts located in the State of Nevada or, if such court shall not have jurisdiction, any of the federal courts of the United States of America located in the State of Nevada, (ii) irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, and (iv) agrees not to bring any Proceeding arising out of or relating to this Agreement or the Transactions in any other court. Each party agrees that service of process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court and notice provided in Section 9.01 shall be deemed effective service of process on such party. The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Notwithstanding the foregoing, none of the parties hereto, nor any of their respective Affiliates, will bring, or support, any action, cause of action, claim, cross-claim, counterclaim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing Facility or the performance thereof or the transactions contemplated thereby, anywhere other than in (i) any New York State court sitting in the Borough of Manhattan or (ii) the United States District Court for the Southern District of New York, and it is acknowledged and agreed that the provisions set forth in Section 9.09 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim, counterclaim or third-party claim.

Section 9.09     WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (iii) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.09.

Section 9.10     Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.11     Entire Agreement; No Other Representations and Warranties.

(a)     This Agreement, including the Company Disclosure Schedule, the Parent Disclosure Schedule and the documents and instruments entered into or delivered pursuant hereto, together with the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

(b)     Except for the representations and warranties contained herein, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions.

Section 9.12     Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall nonetheless remain in full force and effect. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.13     Remedies.

(a)     Specific Performance; Remedies of Parent and Merger Sub. Prior to the valid termination of this Agreement pursuant to Article 8, Parent and Merger Sub shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the Company in the courts described in Section 9.08 and to enforce specifically the terms and provisions hereof, including the Company’s obligation to consummate the Merger.

(b)     Specific Performance; Remedies of the Company. Prior to the valid termination of this Agreement pursuant to Article 8, the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by Parent or Merger Sub (including any failure to close the Merger where all of the conditions to Parent’s and Merger Sub’s obligations to close (other than those that by their terms can only be satisfied at Closing)) in the courts described in Section 9.08 and to enforce specifically the terms and provisions hereof, including the Parent’s and Merger Sub’s obligations to consummate the Merger.

(c)     Acknowledgement Regarding Available Remedies. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other Transactions) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.08 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity, and that such explicit rights of specific enforcement are an integral part of the Transactions and without such rights, neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding the foregoing (or anything to the contrary in this Agreement), in no event shall the Company, or any equity holder thereof be entitled to or be permitted to seek, specific performance in respect of any Financing Source.

Section 9.14     Financing Sources. No member of the Company Group shall have any rights or claims against any Financing Source in respect of any dispute arising out of or relating in any way to the Financing Facility or the performance thereof or the financings contemplated thereby, whether at law or in equity, whether in contract, in tort or otherwise and no Financing Source shall have any rights or claims against the Company Group in respect of any dispute arising out of or relating in any way to the Financing Facility or the performance thereof or the financings contemplated thereby, whether at law or in equity, whether in contract, in tort or otherwise and (b) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to any member of the Company Group for any obligations or liabilities of any party or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Financing Facility or the performance thereof or the financings contemplated thereby, whether at law or in equity, whether in contract, in tort or otherwise, and no member of the Company Group shall have any liability (whether in contract, in tort or otherwise) to any Financing Source for any obligations or liabilities of any party or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Financing Facility or the performance thereof or the financings contemplated thereby, whether at law or in equity, whether in contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of this Section 9.14, in each case, with respect to their respective rights hereunder and thereunder. For the avoidance of any doubt, this Section 9.14 does not alter, modify, supplement or change, in any respect, the rights and obligations of the Financing Source set forth in the Financing Facility to Parent and its successors and assigns. For purposes of the foregoing, “Company Group” means (i) the Company, (ii) each of the Company’s Subsidiaries, and their respective Affiliates and (iii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any Person named in clauses (i) and (ii), and (iv) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing. For the avoidance of doubt, nothing in this Section 9.14 shall limit or otherwise alter the rights of the Company Group against Parent or Merger Sub.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

Cooke Inc.

By:	/s/ Glenn B. Cooke
Name: Glenn B. Cooke
Title: Vice-President

Alpha MergerSub, Inc.

By:	/s/ Glenn B. Cooke
Name: Glen B. Cooke
Title: Vice-President

Omega Protein Corporation

By:	/s/ Bret D. Scholtes
Name: Bret D. Scholtes
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]